As Filed with the Securities and Exchange Commission on April 30, 2002
Registration No. 333-84726

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

COMPUTER  PROGRAMS  AND  SYSTEMS,  INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7389	74-3032373
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
6600 Wall Street
Mobile, Alabama 36695
(251) 639-8100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
DAVID A. DYE
President and Chief Executive Officer
6600 Wall Street
Mobile, Alabama 36695
(251) 639-8100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
GREGORY S. CURRAN, ESQ. Maynard, Cooper & Gale, P.C. 1901 Sixth Avenue North, Suite 2400 Birmingham, Alabama 35203 (205) 254-1000 Telephone (205) 254-1999 Facsimile	JOHN A. GOOD, ESQ. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, TN 38103 (901) 543-5900 Telephone (888) 543-4644 Facsimile
Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, par value $.001 per share	3,450,000	$18.00	$62,100,000	$5,714

(1)	Includes the dollar value of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(3)	Previously paid on March 21, 2002.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 30, 2002

PROSPECTUS

3,000,000 Shares

Computer Programs and Systems, Inc.

Common Stock

This is the initial public offering of shares of our common stock. We are selling 1,200,000 shares, and the selling stockholders identified in this prospectus are selling 1,800,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholders. We anticipate that the initial public offering price will be between $16.00 and $18.00 per share.

No public market currently exists for our shares. We have applied to have our shares quoted on the Nasdaq National Market under the symbol “CPSI.”

This investment involves risks. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to CPSI	$	$
Proceeds to selling stockholders	$	$

The underwriters may also purchase up to an additional 450,000 shares of our common stock from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover over-allotments.

Morgan Keegan & Company, Inc.
Raymond James

                    , 2002

Clear direction for healthcare information solutions

Over 400 hospital installations in 45 states

You should rely only on the information contained in this prospectus. Neither we nor any underwriter has authorized any other person to provide you with different or additional information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus is complete and accurate as of any date other than the date of this prospectus, regardless of when this prospectus is delivered or when any sale of the common stock occurs.

PROSPECTUS SUMMARY

This summary highlights information found in more detail later in this prospectus. You should read the entire prospectus, including the risk factors and the financial statements and related notes, before deciding whether or not to invest in shares of our common stock.

Overview

We are a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the unique demands of small and midsize hospitals. Our target market includes acute care community hospitals with 300 or fewer beds and small specialty hospitals. We are a single-source vendor providing comprehensive software and hardware products, complemented by data conversion, complete installation and extensive support. Our fully integrated, enterprise-wide system automates clinical and financial data management in each of the primary functional areas of a hospital. In addition, we provide services that enable our customers to outsource certain data-related business processes which we can perform more efficiently. We believe our products and services enhance hospital performance in the critical areas of clinical quality, revenue cycle management, cost control and regulatory compliance. From our initial hospital installation in 1981, we have grown to serve more than 400 hospital customers across 45 states and the District of Columbia. In 2001, we generated revenues of $59.7 million from the sale of our products and services.

Industry Dynamics

Healthcare is the largest industry in the United States. Notwithstanding its size and importance, this industry has historically underinvested in medical information technology. Consequently, hospitals often operate with non-integrated, complex, inefficient systems. These systems can adversely impact patient care and financial management. As a result, hospitals have an enhanced need for management tools that allow them to operate more efficiently, capture more reimbursement dollars and provide improved care to patients. We believe these dynamics are more pronounced among hospitals having 300 or fewer acute care beds.

We believe healthcare providers, including hospitals having 300 or fewer acute care beds, are embracing information technology as a management tool. The current market for healthcare information technology and related services is estimated to be in excess of $19.0 billion annually and is expected to grow to more than $23.0 billion by 2003. We believe we offer a solution that positions us to take advantage of increased spending on healthcare information technology and sustain our revenue growth.

Our Solution

We have tailored an information technology solution that effectively addresses the unique needs of small and midsize hospitals. Due to their smaller operating budgets, community hospitals have limited financial and human resources to operate manual or inefficient information systems. At the same time, they are expected to provide high quality healthcare on a cost effective basis.

Our solution has been developed entirely by our people to meet the challenges of our community hospital customers. The CPSI system collects, processes, retains and reports data in the primary functional areas of a hospital, from patient care to clinical processing to administration and accounting. As a key element of our complete solution, we provide ongoing customer service through regular interaction with customers, customer user groups and extensive customer support. We also offer outsourcing services that allow customers to avoid some of the fixed costs of a business office. By remaining sensitive and responsive to the ever-changing demands of our customers and regularly updating our products, we believe we provide an information technology solution that meets the needs of community hospitals.

Strategy

Our objective is to continue to grow as a leading provider of healthcare information technology systems and services to small and midsize hospitals. We intend to follow the same strategy that we have successfully pursued for over twenty years, the key elements of which are as follows:

Deliver a Single-Source Solution.    When a customer purchases the CPSI system, we provide everything necessary for the customer to implement and use that system. We deliver the application software, computer hardware, peripherals, forms and supplies used in the comprehensive information network. We also offer customers additional services such as business office outsourcing, electronic billing outsourcing and ISP services.

Provide Enterprise-Wide, Fully Integrated Software Applications.    We have developed all of our software products internally as part of our fully integrated system architecture. Our experience has taught us that using a fully integrated system across the primary functional areas of a hospital ensures compatibility among applications and avoids the pitfalls associated with interfacing disparate systems.

Maintain Commitment to Customer Oriented Operating Philosophy.    A key factor in our success has been our focus on customer service and support. We make available to our customers experienced support teams that can assist with any question or problem. We currently have a one to one support staff to customer ratio.

Expand Presence in Target Market.    We will continue to target small and midsize domestic hospitals with 300 or fewer acute care beds. We believe this market of approximately 4,100 community hospitals nationwide, plus the market of small specialty hospitals, has been traditionally overlooked and underserved by other healthcare technology companies. We will also continue to market additional software products to our existing customers who have not purchased our complete package of software applications.

Emphasize Recurring Revenue Opportunities.    In addition to revenues from new system installations, we are developing sources of recurring revenues. Currently, our principal source of recurring revenues is our support and maintenance fees paid by existing customers. We also generate recurring revenues from outsourcing, ASP and ISP services.

Company Information

We were incorporated in Alabama in 1979. We intend to reincorporate in Delaware prior to the completion of this offering through a merger with a recently formed Delaware subsidiary. Unless otherwise noted, all information in this prospectus assumes that the reincorporation has been completed.

Our principal offices are located at 6600 Wall Street, Mobile, Alabama 36695, and our telephone number is (251) 639-8100. We maintain a website at www.cpsinet.com. Note, however, that our website and the information contained therein is not a part of, nor otherwise incorporated into, this prospectus.

The Offering

Common stock offered by CPSI	1,200,000 shares

Common stock offered by the selling stockholders	1,800,000 shares

Common stock outstanding after the offering(1)	10,488,000 shares

Offering price	$ per share

Proposed Nasdaq National Market trading symbol	CPSI

Use of proceeds
We will not receive any proceeds from the sale of shares by the selling stockholders. We will use the net proceeds we receive from our sale of shares to pay a distribution of previously-taxed S corporation earnings to our current stockholders, to repay existing debt and for general corporate purposes. See “Use of Proceeds.”

(1)
The number of shares of common stock to be outstanding after the offering is based on 9,288,000 shares outstanding as of April 30, 2002, after giving effect to a 430 for 1 stock split, which will occur prior to our reincorporation in Delaware and the completion of this offering, and it excludes approximately 1,165,333 shares of our common stock that will be reserved for issuance under our 2002 Stock Option Plan. Unless otherwise noted, all information in this prospectus assumes that the 430 for 1 stock split has been effected.

Summary Financial Data

The tables below set forth summary financial data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, the three months ended March 31, 2001 and 2002, and as of March 31, 2002. The data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes included elsewhere in this prospectus.

For all periods presented, we operated as an S corporation and were not subject to federal and certain state income taxes. Upon completion of this offering, we will become subject to federal and certain state income taxes applicable to C corporations.

Pro forma net income reflects the provision for income taxes that would have been recorded had we been a C corporation during the periods presented. Pro forma net income per share is based on the weighted average number of shares of common stock outstanding during the years 1997 through 2000, or 9,288,000 shares, plus an additional 397,135 and 356,566 shares for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively, which are the estimated portions of the shares being offered that would be necessary to fund the distribution of accumulated S corporation earnings in excess of net income through the date we become a C corporation. This number of shares has been computed assuming an initial public offering price of $17.00 per share. See Note 3 to our financial statements included elsewhere in this prospectus.

Our pro forma balance sheet reflects the accrual of the S corporation distribution, estimated to be approximately $13.3 million as of March 31, 2002. It also reflects the deferred income tax assets that would have been recorded at that date had we elected to be taxed as a C corporation.

Our pro forma as adjusted balance sheet reflects our sale of 1,200,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, after deducting the underwriting discount and our estimated offering expenses, and reflects the repayment of the note payable and the payment of the S corporation distribution.

	Year ended December 31,					Three months ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands except for share and per share data)
INCOME STATEMENT DATA:
Total sales revenues	$24,121	$32,150	$50,530	$49,222	$59,666	$13,529	$16,921
Total costs of sales	13,810	19,170	29,895	31,487	36,242	8,171	9,902

Gross profit	10,311	12,980	20,635	17,735	23,424	5,358	7,019
Sales and marketing	1,612	2,872	4,650	4,477	5,105	1,383	1,346
General and administrative	4,337	4,960	7,244	8,603	9,843	2,248	2,874

Operating income	4,362	5,148	8,741	4,655	8,476	1,727	2,799
Other income	117	161	228	305	280	33	87
Interest expense	—	—	(32)	(69)	(76)	(16)	(14)

Net income	$4,479	$5,309	$8,937	$4,891	$8,680	$1,744	$2,872

Net income per share—basic and diluted	$0.48	$0.57	$0.96	$0.53	$0.93	$0.19	$0.31

Weighted average shares outstanding—basic and diluted	9,288,000	9,288,000	9,288,000	9,288,000	9,288,000	9,288,000	9,288,000

	Year ended December 31,					Three months ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands except for share and per share data)
Pro forma information:
Net income as reported	$4,479	$5,309	$8,937	$4,891	$8,680	$1,744	$2,872
Pro forma income taxes	1,677	1,982	3,324	1,826	3,231	649	1,082

Pro forma net income	$2,802	$3,327	$5,613	$3,065	$5,449	$1,095	$1,790

Pro forma net income per share—basic and diluted (based on 9,288,000 weighted average shares)	$0.30	$0.36	$0.60	$0.33	$0.59	$0.12	$0.19

Pro forma net income per share—basic and diluted (based on 9,685,135 and 9,644,566 weighted average shares at December 31, 2001 and March 31, 2002, respectively, and reflecting the S corporation distribution—see Note 3 to financial statements)					$0.56		$0.19

	As of March 31, 2002
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$1,750	$1,750	$5,964
Total assets	17,555	18,603	22,817
Total current liabilities	6,190	19,490	6,103
Note payable	641	641	—
Total stockholders’ equity (deficit)	10,723	(1,529)	16,714

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider all of the other information in this prospectus. If any of the risks described below actually occurs, our business, financial condition, operating results and cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

Risks Related to Our Business and Industry

Market factors may cause a decline in spending for information technology and services by our current and prospective customers which may result in less demand for our products, lower prices and, consequently, lower revenues and a lower revenue growth rate.

The purchase of our information system involves a significant financial commitment by our customers. At the same time, the healthcare industry faces significant financial pressures which could adversely affect overall spending on healthcare information technology and services. For example, the Balanced Budget Act of 1997 has significantly reduced Medicare reimbursements to hospitals, leaving them less money to invest in infrastructure. Moreover, a general economic decline could cause hospitals to reduce or eliminate information technology related spending. To the extent spending for healthcare information technology and services declines or increases slower than we anticipate, demand for our products and services, as well as the prices we charge, could be adversely affected. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues or our growth rate.

There is a limited number of hospitals in our target market. Continued consolidation in the healthcare industry could result in the loss of existing customers, a reduction in our potential customer base and downward pressure on our products’ prices.

There is a finite number of small and midsize hospitals with 300 or fewer acute care beds. Saturation of this market with our products or our competitors’ products could eventually limit our revenues and growth. Furthermore, many healthcare providers have consolidated to create larger healthcare delivery enterprises with greater market power. If this consolidation continues, we could lose existing customers and could experience a decrease in the number of potential purchasers of our products and services. The loss of existing and potential customers due to industry consolidation could cause our revenue growth rate to decline. In addition, larger, consolidated enterprises could have greater bargaining power, which may lead to downward pressure on the prices for our products and services.

We may experience fluctuations in quarterly financial performance that cause us to fail to meet revenues or earnings expectations. Failure to meet these expectations could adversely impact our stock price.

There is no assurance that consistent quarterly growth in our business will continue. Our quarterly revenues may fluctuate and may be difficult to forecast for a variety of reasons. For example, prospective customers often take significant time evaluating our system and related services before making a purchase decision. Moreover, a prospective customer who has placed an order for our system could decide to cancel that order or postpone installation of the ordered system. If a prospective customer delays or cancels a scheduled system installation during any quarter, we may not be able to schedule a substitute system installation during that quarter. The amount of revenues that would have been generated from that installation will be postponed or lost. The possibility of delays or cancellations of scheduled system installations could cause our quarterly revenues to fluctuate.

The following factors may also affect demand for our products and services and cause our quarterly revenues to fluctuate:

•	changes in customer budgets and purchasing priorities;

•	market acceptance of new products, product enhancements and services from us and our competitors;

•	product and price competition; and

•	delay of revenue recognition to future quarters due to an increase in the sale of our remote access ASP services.

Variations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter, our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, our earnings will also likely fail to meet expectations. If we fail to meet the revenue or earnings expectations of securities analysts and investors, the price of our common stock will likely decrease.

Competition with companies that have greater financial, technical and marketing resources than we have could result in loss of customers and/or a lowering of prices for our products, causing a decrease in our revenues and/or market share.

Our principal competitors are Medical Information Technology, Inc., or “Meditech,” and Healthcare Management Systems, Inc., or “HMS.” Meditech and HMS compete with us directly in our target market of small and midsize hospitals. These companies offer products and services that are comparable to our system and are designed to address the needs of community hospitals.

Our secondary competitors include McKesson Corporation, Quadramed Corp., Cerner Corporation and Siemens Corporation. These companies are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they sometimes compete directly with us. We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. Any of these companies as well as other technology or healthcare companies could decide at any time to specifically target hospitals within our target market.

A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. We expect increased competition that could cause us to lose customers, lower our prices to remain competitive and experience lower revenues, revenue growth and profit margins.

Our failure to develop new products or enhance current products in response to market demands could adversely impact our competitive position and require substantial capital resources to correct.

The needs of hospitals in our target market are subject to rapid change due to government regulation, trends in clinical care practices and technological advancements. As a result of these changes, our products may quickly become obsolete or less competitive. New product introductions and enhancements by our competitors that more effectively or timely respond to changing industry needs may weaken our competitive position.

We continually redesign and enhance our products to incorporate new technologies and adapt our products to ever-changing hardware and software platforms. Often we face difficult choices regarding which new technologies to adopt. If we fail to anticipate or respond adequately to technological advancements, or experience significant delays in product development or introduction, our competitive position could be negatively affected. Moreover, our failure to offer products acceptable to our target market could require us to make significant capital investments and incur higher operating costs to redesign our products, which could negatively affect our financial condition and operating results.

Potential regulation of our products as medical devices by the U.S. Food and Drug Administration could increase our costs, delay the introduction of new products and slow our revenue growth.

The U.S. Food and Drug Administration, or the “FDA,” is likely to become more active in regulating the use of computer software for clinical purposes. The FDA has increasingly regulated computer products and computer-assisted products as medical devices under the federal Food, Drug and Cosmetic Act. If the FDA regulates any of our products as medical devices, we would likely be required to, among other things:

•
seek FDA clearance by demonstrating that our product is substantially equivalent to a device already legally marketed, or obtain FDA approval by establishing the safety and effectiveness of our product;

•	comply with rigorous regulations governing pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and

•
comply with the Food, Drug and Cosmetic Act’s general controls, including establishment registration, device listing, compliance with good manufacturing practices and reporting of specified device malfunctions and other adverse device events.

We anticipate that some of our products currently in development will be subject to FDA regulation. If any of our products fail to comply with FDA requirements, we could face FDA refusal to grant pre-market clearance or approval of products; withdrawal of existing clearances and approvals; fines, injunctions or civil penalties; recalls or product corrections; production suspensions; and criminal prosecution. FDA regulation of our products could increase our operating costs, delay or prevent the marketing of new or existing products and adversely affect our revenue growth.

Governmental regulations relating to patient confidentiality and other matters could increase our costs.

State and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations may require the users of such information to implement security measures. Regulations governing electronic health data transmissions are also evolving rapidly, and they are often unclear and difficult to apply.

The Health Insurance Portability and Accountability Act of 1996, or “HIPAA,” requires, among other things, the Secretary of Health and Human Services, or “HHS,” to adopt national standards to ensure the integrity and confidentiality of health information. In December 2000, HHS published its final health data privacy regulations. Our customers must fully comply with these regulations by April 2003. These regulations restrict the use and disclosure of personally identifiable health information without the prior informed consent of the patient. In addition, HHS has also issued final regulations establishing national standards for some healthcare-related electronic transactions and uniform code sets to be used in those transactions. Our customers must comply with these regulations by October 2002, but may obtain a one-year extension for compliance by filing a plan with HHS that explains the steps the organization will take to comply by the extended deadline. Final rules have not yet been issued with respect to other aspects of HIPAA. For example, HHS has issued proposed rules with respect to information security that would require healthcare providers to implement organizational practices to protect the security of electronically maintained or transmitted health-related information, such as the use of electronic signatures and single sign-on access to information. Furthermore, HHS has not yet issued proposed rules on the topic of unique health identifiers. We cannot predict the potential impact of proposed rules and rules that have not yet been proposed. In addition to HIPAA, other federal and/or state privacy legislation may be enacted at any time.

In our support agreements with our customers, we agree to update our software applications to comply with applicable federal and state laws. While we believe we have developed products that will comply with current HIPAA and other regulatory requirements, new laws, regulations and interpretations could force us to further redesign our products. Any such product redesign could consume significant capital, research and development and other resources, which could significantly increase our operating costs.

Our products assist clinical decision-making and related care by capturing, maintaining and reporting relevant patient data. If our products fail to provide accurate and timely information, our customers could assert claims against us that could result in substantial cost to us, harm our reputation in the industry and cause demand for our products to decline.

We provide products that assist clinical decision-making and related care by capturing, maintaining and reporting relevant patient data. Our products could fail or produce inaccurate results due to a variety of reasons, including mechanical error, product flaws, faulty installation and/or human error during the initial data conversion. If our products fail to provide accurate and timely information, customers and/or patients could sue us to hold us responsible for losses they incur from these errors. These lawsuits, regardless of merit or outcome, could result in substantial cost to us, divert management’s attention from operations and decrease market acceptance of our products. We attempt to limit by contract our liability for damages arising from negligence, errors or mistakes. Despite this precaution, such contract provisions may not be enforceable or may not otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions. However, this coverage may not be sufficient to cover one or more large claims against us or otherwise continue to be available on terms acceptable to us. In addition, the insurer could disclaim coverage as to any future claim.

Breaches of security in our system could result in customer claims against us and harm to our reputation causing us to incur expenses and/or lose customers.

We have included security features in our system that are intended to protect the privacy and integrity of patient data. Despite the existence of these security features, our system may experience break-ins and similar disruptive problems that could jeopardize the security of information stored in and transmitted through the computer networks of our customers. Because of the sensitivity of medical information, customers could sue us for breaches of security involving our system. Also, actual or perceived security breaches in our system could harm the market perception of our products which could cause us to lose existing and prospective customers.

New products that we introduce or enhancements to our existing products may contain undetected errors or problems which could affect customer satisfaction and cause a decrease in revenues.

Highly complex software products such as ours sometimes contain undetected errors or failures when first introduced or when updates and new versions are released. Tests of our products may not detect bugs or errors because it is difficult to simulate our customers’ wide variety of computing environments. Despite extensive testing, from time to time we have discovered defects or errors in our products. Defects or errors discovered in our products could cause delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or customer satisfaction with our products, cause a loss of revenue, result in legal actions by our customers and cause increased insurance costs.

Our facilities are located in an area vulnerable to hurricanes and tropical storms, and the occurrence of a severe hurricane, similar storm or other natural disaster could cause damage to our facilities and equipment, which could require us to cease or limit our operations.

All of our facilities and virtually all of our employees are situated on one campus in Mobile, Alabama, which is located on the coast of the Gulf of Mexico. Our facilities are vulnerable to significant damage or destruction from hurricanes and tropical storms. We are also vulnerable to damage from other types of disasters, including tornadoes, fires, floods and similar events. If any disaster were to occur, our ability to conduct business at our facilities could be seriously impaired or completely destroyed. This would have adverse consequences for our customers who depend on us for system support or outsourcing services. Also, the servers of customers who use our remote access services could be damaged or destroyed in any such disaster. This would have potentially devastating consequences to those customers. Although we have an emergency recovery plan, there can be no assurance that this plan will effectively prevent the interruption of our business due to a natural disaster. Furthermore, the insurance we maintain may not be adequate to cover our losses resulting from any natural disaster or other business interruption.

Interruptions in our power supply and/or telecommunications capabilities could disrupt our operations, cause us to lose revenues and/or increase our expenses.

We currently have backup generators to be used as alternative sources of power in the event of a loss of power to our facilities. If these generators were to fail during any power outage, we would be temporarily unable to continue operations at our facilities. This would have adverse consequences for our customers who depend on us for system support and outsourcing services. Any such interruption in operations at our facilities could damage our reputation, harm our ability to retain existing customers and obtain new customers, and could result in lost revenue and increased insurance and other operating costs.

We also have customers for whom we store and maintain computer servers containing critical patient and administrative data. Those customers access this data remotely through telecommunications lines. If our power generators fail during any power outage or if our telecommunications lines are severed or impaired for any reason, those customers would be unable to access their mission critical data causing an interruption in their operations. In such event our remote access customers and/or their patients could seek to hold us responsible for any losses. We would also potentially lose those customers, and our reputation could be harmed.

If we are unable to attract and retain qualified customer service and support personnel our business and operating results will suffer.

Our customer service and support is a key component of our business. Most of our hospital customers have small information technology staffs, and they depend on us to service and support their systems. Future difficulty in attracting, training and retaining capable customer service and support personnel could cause a decrease in the overall quality of our customer service and support. That decrease would have a negative effect on customer satisfaction which could cause us to lose existing customers and could have an adverse effect on our new customer sales. The loss of customers due to inadequate customer service and support would negatively impact our ability to continue to grow our business.

We do not have employment or non-competition agreements with our key personnel, and their departure could harm our future success.

Our future success depends to a significant extent on the leadership and performance of our chief executive officer, chief operating officer and other executive officers. We do not have employment or non-competition agreements with any of our executive officers. Therefore, they may terminate their employment with us at any time and may compete against us. The loss of the services of any of our executive officers could have a material adverse effect on our business, financial condition and results of operations.

We have limited protection of our intellectual property and, if we fail to adequately protect our intellectual property, we may not be able to compete effectively.

We consider some aspects of our internal operations, products and documentation to be proprietary. To some extent we have relied on a combination of confidentiality provisions in our customer agreements, copyright, trademark and trade secret laws and other measures to protect our intellectual property. To date, however, we have not filed any patent applications to protect our proprietary software products. In addition, existing copyright laws afford only limited protection. Although we attempt to control access to our intellectual property, unauthorized persons may attempt to copy or otherwise use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use. If our competitors gain access to our intellectual property, our competitive position in the industry could be damaged. An inability to compete effectively could cause us to lose existing and potential customers and experience lower revenues, revenue growth and profit margins.

In the event our products infringe on the intellectual property rights of third-parties, our business may suffer if we are sued for infringement or if we cannot obtain licenses to these rights on commercially acceptable terms.

Others may sue us alleging infringement of their intellectual property rights. Many participants in the technology industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. Further, as the number and functionality of our products increase, we believe we may become increasingly subject to the risk of infringement claims. If infringement claims are brought against us, these assertions could distract management. We may have to spend a significant amount of money and time to defend or settle those claims. If we were found to infringe on the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement. If we were unable to obtain licenses to these rights on commercially acceptable terms, we would be required to discontinue the sale of our products that contain the infringing technology. Our customers would also be required to discontinue the use of those products. We are unable to insure against this risk on an economically feasible basis. Even if we were to prevail in an infringement lawsuit, the accompanying publicity could adversely impact the demand for our system. Under some circumstances, we agree to indemnify our customers for some types of infringement claims that may arise from the use of our products.

Risks Related to this Offering

We will receive less than 40% of the net proceeds from this offering, and management may spend or invest these proceeds in ways with which you may not agree.

Over 60% of the net proceeds of this offering will be received by the existing stockholders who have elected to sell some of their shares of our common stock. We will not receive any net proceeds from the sale of those shares by the selling stockholders. We will receive less than 40% of the net proceeds from this offering. With our net proceeds, we will fund a distribution of previously taxed S corporation income to our current stockholders in connection with the termination of our S corporation election, which totaled $13.3 million as of March 31, 2002. We will also use approximately $0.7 million of our net proceeds to repay debt. Accordingly, approximately $4.2 million will be available for use in our operations. We have broad discretion to determine the allocation of our proceeds from this offering that will be used for general corporate purposes. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these proceeds. The failure of management to use those funds effectively could have a material adverse effect on our financial condition and operating results. See “Use of Proceeds.”

As a new investor, you will experience immediate dilution of $15.51, or 91.2% in the book value of your common stock, and may experience additional dilution if options are granted and exercised.

The pro forma net tangible book value per share of common stock you purchase in this offering will be less than the initial public offering price that you pay. Accordingly, if you purchase common stock in this offering at an assumed initial public offering price of $17.00 per share, you will incur immediate and substantial dilution of $15.51 per share, which equals the difference between your purchase price per share and the net tangible book value per share following the completion of this offering. Simultaneously with the completion of this offering and in the future, we intend to issue to our employees options to purchase our common stock. To the extent these options are exercised, there will be further dilution to investors in this offering. See “Dilution.”

A large number of shares may be sold in the market following this offering which may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales are likely to occur, could depress the market price of our common stock. Based on shares outstanding as of April 30, 2002, upon completion of this offering we will have outstanding 10,488,000 shares of common stock. Of these shares, the 3,000,000 shares of common stock sold in this offering (or

3,450,000 if the underwriters’ over-allotment option is exercised in full) will be freely tradable in the public market. After the lockup agreements signed by current stockholders expire 180 days from the date of this prospectus, an additional 2,548,568 shares will be eligible for immediate sale in the public market and an additional 4,939,432 shares will be available for sale subject to compliance with various requirements of Rule 144 under the Securities Act. See “Shares Eligible for Future Sale.”

An active public market for our common stock may not develop, which could impede your ability to sell your shares and could depress our stock price.

The price of our common stock to be sold in this offering will be determined through negotiations between us and the underwriters. The public offering price may not be indicative of prices that will prevail in the trading market. Before this offering, no public market existed for our common stock. An active public market for our common stock may not develop or be sustained after the offering, which could affect your ability to sell your shares and depress the market price of your shares. The market price of your shares may fall below the initial public offering price.

There has been significant volatility in the market price and trading volume of securities of healthcare and technology-related companies that are unrelated to the performance of those companies. These broad market fluctuations may negatively affect the market price of our common stock. As a consequence, you may not be able to sell the shares of common stock you purchase at or above the initial public offering price.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may become the target of similar litigation. Securities litigation may result in substantial costs and divert management’s attention and resources, which may harm our business, financial condition and results of operations, as well as the market price of our common stock.

Our executive officers, directors and other current stockholders will own approximately 71.4% of our outstanding common stock after this offering allowing them to control all matters involving stockholder approval.

Upon the completion of this offering, our executive officers, directors and other current stockholders will, in the aggregate, beneficially own approximately 71.4% of our outstanding common stock. As a result, these stockholders will be able to effectively control all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders, even if the transactions are favorable to you. In addition, because of their ownership of our common stock, these stockholders will be in a position to significantly affect our corporate actions in a manner that could conflict with the interests of our public stockholders.

Certain provisions of our Certificate of Incorporation or our Bylaws could delay or prevent a change in control that may be favorable to our stockholders.

Our Certificate of Incorporation and Bylaws, which will be effective upon our reincorporation in Delaware, contain provisions that may deter or impede takeovers or changes of control or management. These provisions include:

•	our board of directors is classified into three classes of directors with staggered three-year terms;

•	the board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term in which the new directorship was created;

•	all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

•	there is no cumulative voting for directors;

•	the board of directors may adopt, amend, alter or repeal the bylaws without any vote or further action by the stockholders;

•	advance notice procedures are required with respect to stockholder proposals and the nominations of candidates for election as directors; and

•
indemnification of executive officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may have the effect of delaying or preventing a change of control that may be desired by or favorable to our public stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including, but not limited to, “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve risks, uncertainties and other factors, including the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe our expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the 1,200,000 shares of common stock we are offering, assuming an initial public offering price of $17.00 per share, will be approximately $17.9 million, after deducting the estimated underwriting discount and estimated offering expenses of approximately $2.5 million payable by us (which include approximately $0.4 million of expenses which we have already paid). We will not receive any of the net proceeds from the sale of shares by the selling stockholders. See “Principal and Selling Stockholders.”

We have been an S corporation since 1986. Generally speaking, as an S corporation we have not paid income tax. Instead, our earnings have been passed through directly to our stockholders, who report the earnings on their individual tax returns. Our stockholders have been required to include in their taxable income their proportionate share of our earnings even if we did not distribute the earnings to them. Upon consummation of this offering, our S corporation election will terminate, and we will then become subject to federal and state income taxes. In connection with the termination of our S corporation election, we will use a portion of the net proceeds of this offering to fund a distribution to our current stockholders of previously taxed S corporation income through the date of termination. As of March 31, 2002, that amount was $13.3 million. Purchasers of shares of common stock in this offering will not be entitled to any portion of that distribution.

We will also use approximately $0.7 million of the net proceeds to repay the entire outstanding amount of debt on land we purchased in 1999 adjacent to our corporate headquarters. The loan currently is payable in monthly installments of $11,805, including interest at an annual rate of 7.72%. The loan would otherwise mature on July 29, 2009.

We currently intend to use the balance of the net proceeds, approximately $4.2 million, for working capital and other general corporate purposes. However, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest bearing, investment-grade securities.

DIVIDEND POLICY

To the extent that we generate cash in excess of our operating needs, the board of directors from time to time will consider paying cash dividends to holders of our common stock. Any decision to pay dividends will depend upon many factors, including our financial condition and earnings, cash needed to fund future growth and legal requirements. Accordingly, there is no assurance that dividends will be declared or paid in the future.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002 on an actual basis and on a pro forma as adjusted basis to give effect to the sale of 1,200,000 shares of common stock by us in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds as described in “Use of Proceeds.”

You should read this table in conjunction with the audited financial statements and related footnotes, and the other financial information included in this prospectus.

	As of March 31, 2002
	(in thousands)
	Actual	Pro forma, as adjusted
Cash and cash equivalents	$1,750	$5,964

Note payable	$729	—
Stockholders’ equity
Common stock, $0.001 par value; 30,000,000 shares authorized, 9,288,000 issued and outstanding actual; 10,488,000 shares issued and outstanding pro forma as adjusted	9	10
Additional paid-in capital	—	17,857
Retained earnings (deficit)	10,714	(1,153)

Total stockholders’ equity	10,723	16,714

Total capitalization	$11,452	$16,714

DILUTION

Our net tangible book value as of March 31, 2002, was approximately $10.7 million, or $1.15 per share. Net tangible book value per share represents the amount of our stockholders’ equity divided by the number of shares of common stock outstanding as of March 31, 2002. Dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock, on a pro forma basis, immediately after completion of this offering.

After giving effect to the sale of 1,200,000 shares of common stock offered by us at an assumed initial public offering price of $17.00 per share, after deducting the underwriting discount of approximately $1.4 million and estimated offering expenses of approximately $1.1 million payable by us ($0.4 million of which we have already paid), and the application of the net proceeds as described in “Use of Proceeds,” our net tangible book value as of March 31, 2002, on a pro forma basis, would have been approximately $15.7 million, or approximately $1.49 per share. This represents an immediate increase in pro forma net tangible book value of $.34 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $15.51 per share to investors purchasing our common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$17.00
Net tangible book value per share before this offering	$1.15
Increase in pro forma net tangible book value per share attributable to new investors	$.34

Pro forma net tangible book value per share after this offering		$1.49

Dilution per share to new investors		$15.51

The table below summarizes as of March 31, 2002, on a pro forma basis, the differences between our existing stockholders and the new investors purchasing our common stock in this offering with respect to the total number of shares purchased, the total consideration paid and the average price per share paid, based upon an assumed public offering price of $17.00 per share.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders	7,488,000	71.4%	$119,099	0.2%	$0.02
New investors	3,000,000	28.6	51,000,000	99.8	17.00

Total	10,488,000	100.0%	$51,119,099	100.0%

The foregoing table assumes no exercise by the underwriters of the over-allotment option. If the underwriters exercise their over-allotment option in full, the following will occur:

•
the number of shares of common stock held by existing stockholders will decrease to 7,038,000, or approximately 67.1% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to 3,450,000 shares, or approximately 32.9% of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

To assist you in your investment decision, we are providing the following selected financial data. We derived the selected income data for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 and 2002, and the selected balance sheet data as of December 31, 2000 and 2001 and March 31, 2002, from our financial statements included elsewhere in this prospectus. The selected income data for the years ended December 31, 1997 and 1998 and the selected balance sheet data as of December 31, 1997, 1998 and 1999, and March 31, 2001 are derived from financial statements not included in this prospectus. The data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

For all periods presented, we operated as an S corporation and were not subject to federal and certain state income taxes. Upon completion of this offering, we will become subject to federal and certain state income taxes applicable to C corporations.

Pro forma net income reflects the provision for income taxes that would have been recorded had we been a C corporation during the periods presented. Pro forma net income per share is based on the weighted average number of shares of common stock outstanding during the years 1997 through 2001 and the three month periods ended March 31, 2001 and 2002, or 9,288,000 shares, plus an additional 397,135 and 356,566 shares for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively, which are the estimated portions of the shares being offered that would be necessary to fund the distribution of accumulated S corporation earnings in excess of net income, through the date we become a C corporation. This number of shares has been calculated assuming an initial public offering price of $17.00 per share. See Note 3 to our financial statements included elsewhere in this registration statement.

	Year ended December 31,					Three months ended March 31, 2002
	1997	1998	1999	2000	2001	2001	2002
	(in thousands except for share and per share data)
INCOME DATA:
Sales revenues:
System sales	$12,268	$18,201	$32,538	$25,737	$30,350	$6,767	$8,800
Support and maintenance	11,853	13,949	17,088	21,123	25,823	6,008	7,090
Outsourcing	—	—	904	2,362	3,493	754	1,031

Total sales revenues	24,121	32,150	50,530	49,222	59,666	13,529	16,921
Costs of sales:
Systems and services	13,810	19,170	29,254	29,979	34,133	7,746	9,278
Outsourcing	—	—	641	1,508	2,109	425	624

Total costs of sales	13,810	19,170	29,895	31,487	36,242	8,171	9,902

Gross profit	10,311	12,980	20,635	17,735	23,424	5,358	7,019
Operating expenses:
Sales and marketing	1,612	2,872	4,650	4,477	5,105	1,383	1,346
General and administrative	4,337	4,960	7,244	8,603	9,843	2,248	2,874

Total operating expenses	5,949	7,832	11,894	13,080	14,948	3,631	4,220

Operating income	4,362	5,148	8,741	4,655	8,476	1,727	2,799
Other income (expense):
Interest income	98	100	82	91	126	24	42
Miscellaneous income	19	61	146	214	154	9	45
Interest expense	—	—	(32)	(69)	(76)	(16)	(14)

Total other income	117	161	196	236	204	17	73

Net income	$4,479	$5,309	$8,937	$4,891	$8,680	$1,744	$2,872

Net income per share—basic and diluted	$0.48	$0.57	$0.96	$0.53	$0.93	$0.19	$0.31

Weighted average shares outstanding—basic and diluted	9,288,000	9,288,000	9,288,000	9,288,000	9,288,000	9,288,000	9,288,000

Cash dividends declared per share	$0.38	$0.49	$0.66	$0.65	$0.71	$0.09	$0.19

	Year ended December 31,					Three months ended March 31, 2002
	1997	1998	1999	2000	2001	2001	2002
	(in thousands except for share and per share data)
Pro forma information:
Net income as reported	$4,479	$5,309	$8,937	$4,891	$8,680	$1,744	$2,872
Pro forma income taxes	1,677	1,982	3,324	1,826	3,231	649	1,082

Pro forma net income	$2,802	$3,327	$5,613	$3,065	$5,449	$1,095	$1,790

Pro forma net income per share—basic and diluted (based on 9,288,000 weighted average shares)	$0.30	$0.36	$0.60	$0.33	$0.59	$0.12	$0.19

Pro forma net income per share basic and diluted (based on 9,685,135 and 9,644,566 weighted average shares at December 31, 2001 and March 31, 2002, respectively, and reflecting the S corporation distribution—see Note 3 to financial statements)					$ 0.56		$0.19

	As of December 31,					As of March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands except for share and per share data)
BALANCE SHEET DATA:
Cash and cash equivalents	$1,467	$715	$980	$1,033	$2,019	$1,111	$1,750
Total assets	6,406	7,691	14,374	14,515	17,251	14,654	17,555
Total current liabilities	718	1,453	4,421	5,810	6,551	5,025	6,190
Note payable	—	—	889	749	664	729	641
Total stockholders’ equity	5,688	6,239	9,065	7,956	10,036	8,900	10,723

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with “Selected Financial Data” and our financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

CPSI was founded in 1979 and specializes in delivering comprehensive healthcare information systems and related services to community hospitals. Our systems and services are designed to support the primary functional areas of a hospital and to enhance access to needed financial and clinical information. Our comprehensive system enables healthcare providers to improve clinical, financial and administrative outcomes. Our products and services provide solutions in key areas, including patient management, financial management, patient care and clinical, enterprise and office automation.

We sell a fully integrated, enterprise-wide financial and clinical hospital information system comprised of all necessary software, hardware, peripherals, forms and office supplies, together with comprehensive customer service and support. We also offer outsourcing services, including electronic billing submissions, patient statement processing and business office functions, as part of our overall information system solution.

We have achieved a compounded annual growth rate in revenues of approximately 22% over the past five years. We have achieved year-to-year revenue growth in each of the last five years except 2000, when hospitals decreased technology spending following increased spending in 1999 and earlier years to address the year 2000 issue. Our system currently is installed and operating in over 400 hospitals in 45 states and the District of Columbia. Our customers historically have consisted of community hospitals with 100 or fewer acute care beds. However, we also serve and are targeting for growth the market consisting of hospitals with 100 to 300 acute care beds.

Revenues

System Sales.    Revenues from system sales are derived from the sale of information systems (including software, conversion and installation services, hardware, peripherals, forms and office supplies) to new customers and from the sale of new or additional products to existing customers. We do not record revenue upon execution of a sales contract. Upon signing a contract to purchase a system from us, each customer pays a non-refundable 10% deposit that is recorded as deferred revenue. The customer then pays 40% of the purchase price for the software and the related installation, training and conversion when we install the system and commence training on-site at the customer’s facility, which is likewise recorded as deferred revenue. When the system begins operating in a live environment, we bill the remaining 50% of the system purchase price and recognize revenue for the total amount of the purchase price for software and related services. Revenues derived from installation of additional software applications are generally recognized upon installation. Revenues from the sale of hardware, forms and supplies are recognized upon the shipment of the product to the customer.

Support and Maintenance.     We also derive revenues from the provision of system support services, including software application support, hardware maintenance, continuing education and related services. Support services are provided pursuant to a support agreement under which we provide comprehensive system support and related services in exchange for a monthly fee based on the services provided. The initial term of these contracts ranges from one to seven years, with a typical duration of five years. Upon expiration of the initial term, these contracts renew automatically from year-to-year thereafter until terminated. Revenues from support services are recognized in the month when these services are performed.

We provide our products to some customers as an application service provider, or “ASP.” We provide ASP services on a remote access basis by storing and maintaining servers at our headquarters which contain customers’ patient and administrative data. These customers then access this data remotely in exchange for a monthly fee. In addition, as part of our total information solution, we also serve as an Internet service provider, or “ISP,” for some of our customers for a monthly fee. We also provide web-site design and hosting services if needed. Revenues from our ASP and ISP services are recognized in the month when these services are delivered.

Outsourcing Revenues.    We began offering outsourcing services in January 1999. Revenues from outsourcing services have increased rapidly since that time. We expect outsourcing revenues to continue to grow at a faster rate than our systems and services revenues. Our outsourcing services include electronic billing, statement processing and business office outsourcing (primarily accounts receivable management). All of these outsourcing services are sold pursuant to one year customer agreements, with automatic one year renewals until terminated. Revenues from outsourcing services are recognized when these services are performed.

Costs of Sales

Systems and Services.    The principal cost associated with the design, development, sale and installation of our systems and the related support services are employee salaries, benefits, travel expenses and certain other overhead expenses. For the sale of equipment, forms and office supplies, we incur costs to acquire these products from the respective distributors or manufacturers, as the case may be. Costs are expensed as incurred and are not deferred. We have the same employee groups providing both system installations and support and maintenance services. Therefore, we currently aggregate the costs for system installations and support and maintenance services.

Outsourcing.    The principal cost related to our statement outsourcing is postage. The principal cost related to our electronic billing outsourcing is long distance telecommunication fees. Employee salaries, benefits, supplies and forms are additional significant costs associated with our outsourcing services. Costs are expensed as incurred and are not deferred.

Results of Operations

The following table sets forth certain items included in our results of operations for each of the three years in the period ended December 31, 2001, and for the three months ended March 31, 2001 and 2002, expressed as a percentage of our total revenues for these periods:

	Year ended December 31						Three months ended March 31,
	1999		2000		2001		2001		2002
	Amount	% Sales	Amount	% Sales	Amount	% Sales	Amount	% Sales	Amount	%sales
	(in thousands)
Sales revenues:
System sales	$32,538	64.4%	$25,737	52.3%	$30,350	50.9%	$6,767	50.0%	$8,800	52.0%
Support and maintenance	17,088	33.8	21,123	42.9	25,823	43.3	6,008	44.4	7,090	41.9
Outsourcing	904	1.8	2,362	4.8	3,493	5.8	754	5.6	1,031	6.1

Total sales revenues	50,530	100.0	49,222	100.0	59,666	100.0	13,529	100.0	16,921	100.0

Costs of sales:
Systems and services	29,254	57.9	29,979	60.9	34,133	57.2	7,746	57.3	9,278	54.8
Outsourcing	641	1.3	1,508	3.1	2,109	3.5	425	3.1	624	3.7

Total costs of sales	29,895	59.2	31,487	64.0	36,242	60.7	8,171	60.4	9,902	58.5

Gross profit	20,635	40.8	17,735	36.0	23,424	39.3	5,358	39.6	7,019	41.5
Operating expenses:
Sales and marketing	4,650	9.2	4,477	9.1	5,105	8.6	1,383	10.2	1,346	8.0
General and administrative	7,244	14.3	8,603	17.5	9,843	16.5	2,248	16.6	2,874	17.0

Total operating expenses	11,894	23.5	13,080	26.6	14,948	25.1	3,631	26.8	4,220	24.9

Operating income	8,741	17.3	4,655	9.4	8,476	14.2	1,727	12.8	2,799	16.5
Other income (expense):
Interest income	82	0.2	91	0.2	126	0.2	24	0.2	42	0.2
Miscellaneous income	146	0.3	214	0.4	154	0.2	9	0.1	45	0.3
Interest expense	(32)	(0.1)	(69)	(0.1)	(76)	(0.1)	(16)	(0.1)	(14)	(0.1)

Total other income	196	0.4	236	0.5	204	0.3	17	0.1	73	0.4

Net income	$8,937	17.7%	$4,891	9.9%	$8,680	14.5%	$1,744	12.9%	$2,872	17.0%

Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2002

Revenues. Total revenues increased by 25.1% or $3.4 million from $13.5 million for the three months ended March 31, 2001 to $16.9 million for the three months ended March 31, 2002.

System sales revenues increased by 30.1% or $2.0 million from $6.8 million in the three months ended March 31, 2001 to $8.8 million in the three months ended March 31, 2002. The increase in system sales revenue was attributable to an increase in the number and size of new customer installations.

Support and maintenance revenues increased by 18.0% or $1.1 million from $6.0 million in the three months ended March 31, 2001 to $7.1 million in the three months ended March 31, 2002. The increase in support and maintenance revenues was attributable to an increase in recurring revenues as a result of a larger customer base and an increase in ASP services volume.

Outsourcing revenues increased by 36.6% or $0.3 million from $0.7 million in the three months ended March 31, 2001 to $1.0 million in the three months ended March 31, 2002. We experienced an increase in outsourcing revenues as a result of continued growth in customer demand for electronic billing and statement outsourcing services. We also initiated business office outsourcing services during the first quarter of fiscal 2002.

Costs of Sales. Total costs of sales increased by 21.2% or $1.7 million from $8.2 million in the three months ended March 31, 2001 to $9.9 million in the three months ended March 31, 2002. As a percentage of revenues, cost of sales changed from 60.4% for the three months ended March 31, 2001 to 58.5% for the three months ended March 31, 2002.

The increase in costs of sales of systems and services was caused in part by increased salary expense of $0.7 million due to increased headcount needed to support our increasing customer base. We also experienced an increase in cost of equipment of $0.6 million as a direct result of our increased system sales.

Our costs associated with outsourcing services increased significantly due to an increase in postage costs of $0.1 million resulting from an increase in the transaction volumes of our statement outsourcing services. Salary expense also increased $0.1 million due to the hiring of new employees to support the start up of business office outsourcing services in 2002.

Sales and Marketing Expenses. Sales and marketing expenses remained relatively unchanged for the three months ended March 31, 2001 as compared to the three months ended March 31, 2002.

General and Administrative Expenses. General and administrative expenses increased by 27.9% or $0.7 million from $2.2 million for the three months ended March 31, 2001 to $2.9 million for the three months ended March 31, 2002. The increase was due primarily to increases in employee related expenses as a result of an increase in employees from 508 at March 31, 2001 to 559 at March 31, 2002.

As a result of the foregoing factors, net income increased by 64.7% or $1.2 million from $1.7 million for the three months ended March 31, 2001 to $2.9 million for the three months ended March 31, 2002.

2000 Compared to 2001

Revenues.    Total revenues increased by 21.2% or $10.5 million from $49.2 million in 2000 to $59.7 million in 2001.

System sales revenues increased by 17.9% or $4.7 million from $25.7 million in 2000 to $30.4 million in 2001. The increase in system sales revenues was attributable to an increase in the number and size of new customer installations.

Support and maintenance revenues increased by 22.2% or $4.7 million from $21.1 million in 2000 to $25.8 million in 2001. The increase in support and maintenance revenues was attributable to recurring revenues received from an increasing customer base and the commencement of ASP services.

Outsourcing revenues increased by 47.9% or $1.1 million from $2.4 million in 2000 to $3.5 million in 2001. We experienced an increase in outsourcing revenues as a result of continued growth in customer demand for billing and administrative support services. We expect outsourcing revenues to continue to grow at a faster rate than systems and services revenues.

Costs of Sales.    Total costs of sales increased by 15.1% or $4.7 million from $31.5 million in 2000 to $36.2 million in 2001. As a percentage of revenues, costs of sales changed from 64.0% in 2000 to 60.7% in 2001.

The increase in costs of sales of systems and services was caused primarily by increased salary expense of $2.0 million due to increased headcount needed to adequately support our increasing customer base and enhance our product offerings. Our equipment expense increased by $0.8 million as a direct result of our increased system sales. We also experienced an increase in travel expense of $0.7 million as a result of the increase in the number of system installations in 2001 over 2000, and a related increase in customer training requirements.

Our costs associated with outsourcing services increased significantly due to an increase in postage costs of $0.4 million resulting from an increase in the transaction volumes of our statement processing services. Salary costs also increased by $0.1 million due to the hiring of new employees in this area.

Sales and Marketing Expenses.    Sales and marketing expenses increased by 14.0% or $0.6 million from $4.5 million in 2000 to $5.1 million in 2001. As a percentage of total revenues, sales and marketing expenses changed from 9.1% in 2000 to 8.6% in 2001. The increase in expenses was due in part to increased travel expenses of $0.3 million and the increase in costs associated with the addition of sales and marketing personnel and increased sales commissions of $0.2 million. We expect sales and marketing expense to continue to increase on an absolute basis as our business continues to grow. We expect much of the increase to come from increases in the number of employees.

General and Administrative Expenses.    General and administrative expenses increased by 14.4% or $1.2 million from $8.6 million in 2000 to $9.8 million in 2001. As a percentage of total revenues, general and administrative expenses changed from 17.5% in 2000 to 16.5% in 2001. The increase in expenses was due to increased costs of $0.3 million associated with pay raises for existing employees and the hiring of additional employees to support the growth in our business and an increase of $0.5 million in our insurance related costs. The remainder of the increase is primarily attributable to increased depreciation and telecommunications expenses. We expect general and administrative expenses to increase as a result of our becoming a public company.

As a result of the foregoing factors, net income increased by 77.5% or $3.8 million from $4.9 million in 2000 to $8.7 million in 2001. Pro forma net income, which reflects a pro forma tax provision as if we had been a C corporation, increased by 77.8% or $2.3 million from $3.1 million in 2000 to $5.4 million in 2001.

1999 Compared to 2000

Revenues.    Total revenues decreased by 2.6% or $1.3 million from $50.5 million in 1999 to $49.2 million in 2000.

System sales revenues decreased by 20.9% or $6.8 million from $32.5 million in 1999 to $25.7 million in 2000. This decrease was due primarily to hospitals curtailing technology spending related to the Year 2000 issue following the completion of the 1999 calendar year, after which no Year 2000 issue existed. Contributing to the decrease were decisions by some hospitals to delay or cancel orders in the face of a substantial decrease in Medicare reimbursement following the passage of the Balanced Budget Act of 1997.

Support and maintenance revenues increased by 23.6% or $4.0 million from $17.1 million in 1999 to $21.1 million in 2000. The increase in support and maintenance revenues was attributable to recurring revenues received from an increasing customer base.

Outsourcing revenues increased by 161.5% or $1.5 million from $0.9 million in 1999 to $2.4 million in 2000. The increase in outsourcing revenues was primarily attributable to the addition of electronic billing services.

Costs of Sales.    Total costs of sales increased by 5.3% or $1.6 million from $29.9 million in 1999 to $31.5 million in 2000. As a percentage of total revenues, costs of sales changed from 59.2% in 1999 to 64.0% in 2000.

The increase in costs of sales of systems and services was due primarily to an increase in salary expense of $2.7 million as a result of the addition of employees to keep up with additional customer support requirements arising from the significant increase in system sales in 1999. This increase was partially offset by a decrease in equipment expense of $2.0 million due to decreased sales. We also experienced an increase in travel costs.

Our costs associated with outsourcing services increased significantly due to initial costs related to the addition of electronic billing to our outsourcing services. Postage expenses increased by $0.8 million resulting from an increase in the transaction volumes of our statement outsourcing.

Sales and Marketing Expenses.    Sales and marketing expenses decreased by 3.7% or $0.2 million from $4.7 million in 1999 to $4.5 million in 2000. As a percentage of total revenues, sales and marketing expenses changed from 9.2% in 1999 to 9.1% in 2000. The decrease in expenses was primarily attributable to a decrease in commission expenses of $0.7 million. This decrease in expense was partially offset by an increase in advertising expenditures of $0.3 million as we sought to improve our visibility and name recognition in the industry. We also experienced increased salary costs of $0.2 million due to the hiring of new employees.

General and Administrative.    General and administrative expenses increased by 18.8% or $1.4 million from $7.2 million in 1999 to $8.6 million in 2000. As a percentage of total revenues, general and administrative expenses changed from 14.3% in 1999 to 17.5% in 2000. The increase in expenses was due primarily to an increase in health insurance costs of $0.4 million, legal fees of $0.1 million incurred in connection with employment related litigation, and an increase in our contributions to our 401(k) plan of $0.3 million due to the hiring of additional employees.

As a result of the foregoing factors, net income decreased 45.3% or $4.0 million from $8.9 million in 1999 to $4.9 million in 2000. Pro forma net income, which reflects a pro forma tax provision as if we had been a C corporation, decreased by 45.4% or $2.5 million from $5.6 million in 1999 to $3.1 million in 2000.

Quarterly Results of Operations

The following table presents a summary of our results of operations for our four most recent quarters ended March 31, 2002. The information for each of these quarters is unaudited and has been prepared on a basis consistent with our audited financial statements appearing elsewhere in this prospectus. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of this information when read in conjunction with our audited financial statements and related notes appearing elsewhere in this prospectus. Statement of income data included in this table has been adjusted to include pro forma corporate income tax provisions as if we had been a C corporation during all of the quarterly periods. Our operating results have varied on a quarterly basis and may fluctuate significantly in the future. Results of operations for any quarter are not necessarily indicative of results for any future quarter or for a full fiscal year.

	2001			2002
	June 30	September 30	December 31	March 31
Sales revenues	$14,133,002	$14,849,410	$17,154,737	$16,920,706
Gross profit	5,399,023	5,663,910	7,003,770	7,019,288
Operating income	1,909,478	2,093,542	2,746,365	2,798,595
Net income	1,930,610	2,186,106	2,819,506	2,871,831
Pro forma net income	1,211,874	1,372,253	1,769,850	1,789,677

Liquidity and Capital Resources

As of March 31, 2002, we had $1.8 million in cash and cash equivalents. After completion of the offering and application of the net proceeds, we expect to have approximately $6.0 million in cash, which we consider adequate to fund our business for the foreseeable future. Our principal source of liquidity has been cash provided by operating activities. Cash provided by operating activities has been used primarily to fund the growth in our business and to pay distributions to our stockholders. We paid cash distributions to our stockholders of $6.1 million, $6.0 million and $6.6 million in the years ended December 31, 1999, 2000 and 2001, respectively, and $0.8 million and $1.8 million for the three months ended March 31, 2001 and 2002, respectively. Upon the completion of this offering, we will convert from an S corporation to a C corporation for tax purposes. As a result, some of our cash provided by our operating activities will be required to pay taxes on our income.

Net cash provided by operating activities totaled $7.7 million, $7.6 million and $9.0 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $1.3 million and $2.2 million for the three months ended March 31, 2001 and 2002, respectively. The increase in cash provided by operating activities from 2000 to 2001 was the result of the increase in net income and working capital. Likewise, the increase from the three months ended March 31, 2001 to the three months ended March 31, 2002 was attributable to an increase in net income.

Net cash used in investing activities totaled $2.3 million, $1.4 million and $1.3 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $0.4 million and $0.3 million for the three months ended March 31, 2001 and 2002, respectively. We used cash for the purchase of property and equipment.

Net cash used in financing activities totaled $5.2 million, $6.1 million and $6.7 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $0.8 million and $2.2 million for the three months ended March 31, 2001 and 2002, respectively. Cash was used in each of the periods primarily to pay cash distributions to our stockholders. In 1999, we purchased approximately 11.3 acres of undeveloped land, and we borrowed approximately $1.0 million to fund this purchase. We used cash to make payments on this debt and to pay distributions to our stockholders. For the three month periods ended March 31, 2001 and 2002, respectively, we used $0.8 million and $1.8 million, respectively, to pay cash distributions to our stockholders. During the three month period ended March 31, 2002, we also used $0.4 million to pay expenses related to this offering.

Our days sales outstanding for the years ended December 31, 2000 and 2001 were 52.5 and 41.7, respectively.

We currently do not have a bank line of credit or other credit facility in place. Because we will have no debt after the offering, we will not be subject to contractual restrictions or other influences on our operations, such as payment demands and restrictions on the use of operating funds, that are typically associated with debt. If we borrow money in the future, we will likely be subject to operating and financial covenants that could limit our ability to operate as profitably as we have in the past. Defaults under applicable loan agreements could result in the demand by lenders for immediate payment of substantial funds and substantial restrictions on expenditures, among other things.

Related Party Transactions

We lease the majority of our corporate headquarters campus from CP Investments, Inc., an Alabama corporation, the stockholders of which are also some of the stockholders of CPSI. In 2001, we paid total lease payments in the amount of $958,000 to CP Investments, Inc. On April 1, 2002, we entered into a new lease with CP Investments, Inc., which expires in April 2012. Under this new agreement, we will make annual lease payments in the amount of $1,080,000, subject to adjustment as set forth in the agreement. The annual rent payable under this lease has been determined by an independent, third party appraisal firm. The parties may agree, from time to time, to make adjustments in the annual rent payable under this lease based on subsequent third party appraisals.

We lease the remainder of our headquarters facilities, which is comprised of one building that houses our dedicated research and development staff, from DJK, LLC, a limited liability company owned by Dennis Wilkins. On April 1, 2002, we entered into a lease for this facility that expires in April 2012. Prior to that time we paid only the expenses associated with the building. Under the new lease, we will make annual lease payments in the amount of $39,000, subject to adjustment as set forth in the agreement. The annual rent payable under this lease has been determined by an independent, third party appraisal firm.

In July 1999 and May 2001, certain of our stockholders sold an aggregate of 904,750 shares (after considering the effect of the 430 for 1 stock split) to seven of our executive officers for cash in the aggregate amount of approximately $8.5 million. The executive officers financed 100% of the aggregate purchase price with individual loans from AmSouth Bank and pledged their shares of stock as collateral. Simultaneously with such financings, we entered into agreements with AmSouth Bank to purchase from AmSouth any such loan if (i) an officer’s employment with us is terminated for any reason, (ii) an officer defaults on his or her loan or pledge agreement or (iii) our financial condition deteriorates below certain defined parameters. As of March 31, 2002 the aggregate outstanding principal amount of these individual loans was $6,897,633. We have entered into agreements with AmSouth Bank to terminate the loan purchase agreements effective upon consummation of the offering.

Contractual Commitments

Our related party real estate leases are our principal contractual commitments requiring recurring payments in the future. We also have some equipment leases that will expire in July 2002. Our payments under these operating leases subsequent to March 31, 2002 will be as follows:

Year	Amount
2002	$ 774,771
2003	1,027,200
2004	1,027,200
2005	1,027,200
2006	1,027,200
Thereafter	3,792,600

Total	$8,676,171

Critical Accounting Policies

General.    Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with generally accepted accounting principles. We are required to make some estimates and judgments that affect the preparation of these financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, but actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B and the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition. SAB 101 and SOP 97-2 require that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on our judgment regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause us to determine these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely affected.

Backlog

Backlog consists of revenues we reasonably expect to recognize over the next twelve months under existing contracts. The revenues to be recognized may relate to a combination of one-time fees for system sales, and recurring fees for support, outsourcing, ASP and ISP services. As of March 31, 2002, we had a twelve month backlog of approximately $14.5 million in connection with non-recurring system purchases and approximately $35.0 million in connection with recurring payments under support, outsourcing, ASP and ISP contracts.

Qualitative and Quantitative Disclosures About Market and Interest Rate Risk

We reduce the sensitivity of our results of operations to market risks related to changes in interest rates by maintaining an investment portfolio comprised solely of highly rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. We are not exposed to currency exchange fluctuations, as we do not sell our products internationally, and we currently have no exposure to equity price risks. After this offering, we will have no outstanding debt.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board approved Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite useful lives not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized when incurred. SFAS No. 141 is generally effective for business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. Adoption of SFAS No. 141 and SFAS No. 142 did not have an effect on our financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS No. 143 will not have a material effect on our financial position or results of operations.

In October 2001, the Financial Accounting Standards Board approved SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS No. 121 and APB Opinion No. 30, Reporting the Results of Operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of SFAS No. 144 did not have an effect on our financial position or results of operations.

BUSINESS

Overview

We are a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the unique demands of small and midsize hospitals. Our target market includes acute care community hospitals with 300 or fewer beds and small specialty hospitals. We are a single-source vendor providing comprehensive software and hardware products, complemented by data conversion, complete installation and extensive support. Our fully integrated, enterprise-wide system automates the management of clinical and financial data across the primary functional areas of a hospital. In addition, we provide services that enable our customers to outsource certain data-related business processes which we can perform more efficiently. We believe our products and services enhance hospital performance in the critical areas of clinical care, revenue cycle management, cost control and regulatory compliance. From our initial hospital installation in 1981, we have grown to serve more than 400 hospital customers across 45 states and the District of Columbia. In 2001, we generated revenues of $59.7 million from the sale of our products and services.

Industry Dynamics

The healthcare industry is the largest industry in the United States economy. The Centers for Medicare and Medicaid Services, or “CMS,” has calculated that fiscal 2000 total healthcare expenditures in the United States were approximately $1.3 trillion, or approximately 13.2% of the U.S. gross domestic product. CMS estimates that by fiscal 2011 total U.S. healthcare spending will reach $2.8 trillion, or 17.0% of the estimated U.S. gross domestic product.

Hospital services represents one of the largest categories of total healthcare expenditures. According to CMS, in fiscal 2000 spending on hospital services amounted to $412.1 billion, or 31.7% of total healthcare expenditures. According to the American Hospital Association, there are approximately 4,900 community hospitals in the United States, with approximately 4,100 in our target market of hospitals with 300 or fewer acute care beds. In addition, there is a market of small specialty hospitals that focus on discrete medical areas such as surgery, rehabilitation and psychiatry.

Notwithstanding the size and importance of the healthcare industry within the United States economy, the industry is constantly challenged by changing economic dynamics, increased regulation, and pressure to improve the quality of healthcare. These challenges are particularly significant for the hospitals in our target market due to their more limited financial and human resources. However, we believe healthcare providers can successfully address these issues with the help of advanced medical information systems. Specific examples of the challenges facing healthcare providers include the following.

Changing Economic Dynamics.    The federal Balanced Budget Act of 1997, or “BBA,” significantly lowered Medicare reimbursements for hospital services. These reductions were projected to total over $250 billion over five years. While the Budget Refinement Act of 1999 and the Benefits Improvement Act of 2000 lessened the impact of the BBA, aggregate federal reimbursement for hospital services is still significantly below pre-1997 levels. Lower reimbursement from federal programs, administrative and clinical inefficiencies and increased patient loads due to an aging population have placed significant financial pressure on hospitals in general. This pressure is even greater on community hospitals, as they operate on tighter budgets with lower margins.

Health Insurance Portability and Accountability Act.    The federal Health Insurance Portability and Accountability Act of 1996, or “HIPAA,” requires the implementation of national guidelines for information management by healthcare organizations. Among other things, HIPAA mandates uniform electronic transactions and code sets, improved data security and increased patient privacy. As of February 2002, final regulations for privacy and electronic transaction/code set standards were adopted. Healthcare organizations have until October 2002, subject to a one year extension, to establish compliance with the electronic transaction rules and until April 2003 to establish compliance with the privacy rules. The influence of HIPAA is illustrated by the results of the 13th Annual HIMSS Leadership Survey sponsored by Superior Consultant Company. Survey respondents cited HIPAA compliance more than any other matter as a top business issue that will affect healthcare in the next two years. Approximately 60% of respondents identified upgrading information technology systems to meet HIPAA requirements as the number one information technology priority for their organizations. In addition, according to the Winter 2001-2002 Healthcare Industry HIPAA Compliance Survey conducted by HIMSS and Phoenix Health Systems, approximately 88% of respondent hospitals with 400 or fewer beds have developed an organizational approach for HIPAA compliance. Vendors that offer information solutions utilizing a common architecture and database structure are expected to be well positioned to provide healthcare participants with effective solutions to the HIPAA requirements.

Activism for Improved Clinical Care.    In November 1999, the Institute of Medicine published a report entitled “To Err is Human: Building a Safer Healthcare System.” The report indicated that avoidable medical error is one of the top ten leading causes of death in the United States. The report also estimates that medical error may add as much as $14.5 billion of preventable cost to the healthcare industry. As a result of this study, automated medical information systems have been increasingly identified as a key to improving patient care and reducing medical errors. For example, the Leapfrog Group, a consortium of more than 100 public and private organizations including General Motors, General Electric, AT&T and IBM, recommends that its members utilize hospitals with certain automated medical information systems that are designed to limit medical errors. Moreover, California has adopted legislation requiring hospitals to use automated medical information systems. We believe hospitals utilizing fully integrated enterprise-wide medical information systems that allow professionals real-time access to information such as electronic charts, treatment protocols and pathways, pharmaceutical records and treatment schedules will be favored by large employers and government payors.

While economic, regulatory and consumer pressures such as those described above have increased rapidly over the last several years, we believe healthcare organizations have historically underinvested in information technology and services compared to other industries. This underinvestment has caused healthcare providers to rely on non-integrated, complex and inefficient information systems. A hospital’s failure to adequately invest in modern medical information systems could result in fewer patient referrals, cost inefficiencies, lower than expected reimbursement, increased malpractice risk and possible regulatory infractions.

In the face of decreasing revenue and increasing pressure to improve patient care, healthcare providers are in need of management tools that (1) increase efficiency in the delivery of healthcare services, (2) reduce medical errors, (3) effectively track the cost of delivering services so those costs can be properly managed and (4) increase the speed and rate of reimbursement. We believe the industry has begun to embrace information technology as a management tool, evidenced by the fact that two-thirds of the respondents to the 13th Annual HIMSS Leadership Survey referenced above predicted an increase in their organizations’ information technology operating budgets during the next twelve months. We believe these dynamics will allow for our sustained revenue growth.

Our Solution

We have tailored an information technology solution that effectively addresses the specific needs of small and midsize hospitals. Due to their smaller operating budgets, community hospitals have limited financial and human resources to operate manual or inefficient information systems. However, these hospitals are expected to achieve the same quality of care and regulatory compliance as larger hospitals, placing them in a particularly difficult operating environment.

We believe that the CPSI solution meets this challenge. We provide fully integrated, enterprise-wide medical information systems and services that collect, process, retain and report data in the primary functional areas of a hospital, from patient care to clinical processing to administration and accounting. As a key element of our complete solution, we provide ongoing customer service through regular interaction with customers, customer user groups and extensive customer support. Further, we offer outsourcing services that allow customers to avoid some of the fixed costs of a business office. We are capable of providing a single-source solution for small and midsize hospitals, making us a partner in their initiatives to improve operations and medical care.

Our customers continuously communicate with us through our support teams and through organized user groups, allowing us to continue to provide a state-of-the-art solution that meets their specific needs. By remaining sensitive and responsive to the ever-changing demands of our customers and regularly updating our products, we believe we provide an information technology solution that meets the needs of community hospitals. Our business has continued to grow because we have successfully addressed the needs of community hospitals for fully integrated enterprise-wide information systems that allow them to improve operating effectiveness, reduce costs and improve the quality of patient care.

Strategy

Our objective is to continue to grow as a leading provider of healthcare information technology systems and services to small and midsize hospitals by following the same strategy that we have successfully pursued for over twenty years, the key elements of which are described below.

Deliver a Single-Source Solution.    When a customer purchases the CPSI system, we provide everything necessary for the customer to implement and use our system. We deliver the application software, computer hardware, peripherals, forms and supplies used in the comprehensive information network. Our installation teams work extensively with each customer to convert existing data to the new system, to install all of the necessary equipment and to train hospital personnel to use our system. After installation, our support teams answer and address customer questions and issues related to any aspect of the system. We also offer customers additional services such as business office outsourcing, electronic billing outsourcing and ISP services. We believe our single-source approach to delivering a complete information system makes our system easier and more convenient for customers to understand and manage, which results in greater customer satisfaction and retention.

Provide Enterprise-Wide, Fully Integrated Software Applications.    We have developed all of our software products internally as part of our fully integrated system architecture. Our experience has taught us that using a fully integrated system in the primary functional areas of a hospital ensures compatibility among applications and avoids pitfalls associated with interfacing disparate systems. Our system utilizes one central database where information is stored and used by all of our software applications. With our single database model, our systems provide secure, real-time access to all information across multiple applications for all those needing such access, including physicians, nurses, laboratory technicians, pharmacists, clinicians and other users. The enterprise-wide, fully integrated nature of our system also allows customers to monitor user access to information for purposes of compliance with new federal and state privacy regulations.

Maintain Commitment to Customer Oriented Operating Philosophy.    A key factor in our success has been our focus on customer service and support. We make available to our customers experienced support teams that can assist with any question or problem. We currently have a one to one support staff to customer ratio. Our support teams are extensively trained, and our employees are generally promoted from within so that they have a thorough knowledge of our system and a commitment to our culture. Because all of our customers use the same version of our system, our support teams can be more effective by maintaining a complete understanding of a single system. As part of our commitment to system support, we actively solicit customer feedback regarding ways in which we can improve the effectiveness and efficiency of our systems. To further this goal, we have organized our customers into a national user group to promote the exchange of information regarding our system and to identify product enhancements based on our customers’ operational experiences. We believe our user group concept is a key component of our success by positively impacting customer satisfaction and retention and by enhancing product development and system functionality. We will continue to focus on our national user group as a key component to our goal of maintaining and growing our customer base and market share.

Expand Presence in Target Market.    We will continue to target small to midsize domestic hospitals of 300 or fewer acute care beds. We believe this market of approximately 4,100 community hospitals nationwide has been traditionally overlooked and underserved by other healthcare technology companies. In addition, a number of our customers are small specialty hospitals that focus on discrete medical areas such as surgery, rehabilitation and psychiatry. We intend to continue gaining customers from this market segment. Our system can help these smaller hospitals reduce costs and increase their operating efficiencies. We believe our personalized marketing approach and emphasis on customer relationships are attractive to the management of these hospitals. We also believe our system is well-suited to hospitals of this size because they typically demonstrate a greater commitment than larger hospitals to the concept of an enterprise-wide, fully integrated system. While 92% of our current customers are hospitals of 100 acute care beds or less, we believe there is a substantial opportunity in the future to increase our market share among hospitals with 100 to 300 acute care beds. In addition, we will continue to sell additional services and software products to our existing customers who have not purchased our complete package of services and software applications.

Emphasize Recurring Revenue Opportunities.    In addition to revenues from new system installations, we are developing sources of recurring revenues. Our current principal source of recurring revenues is our support and maintenance fees paid by existing customers. As our customer base grows, our recurring revenues from support and maintenance fees should also grow. We believe growth in recurring revenues will also come from our outsourcing services, which we market to our existing customers as well as new customers. These services include electronic billing, patient statement processing, business office outsourcing, ISP services and web site hosting. We also provide our software products on an ASP basis. When we provide ASP services, we maintain a customer’s computer server in our facility and provide our system to the customer through remote access. Instead of the one-time system purchase price, these customers pay a monthly fee for the term of the ASP customer agreement, generating recurring revenues.

Our Products and Services

Systems

We offer a full array of software applications designed to streamline the flow of information to the primary functional areas of community hospitals in one fully integrated system. We intend to continue to enhance our existing software applications and develop new applications as required by evolving industry standards and the changing needs of our customers. Pursuant to our customer support agreements, we provide all of our customers with software enhancements and upgrades typically twice each year. See “—Support and Maintenance Services.” These enhancements enable each customer, regardless of its original installation date, to have the benefit of the most advanced CPSI products available. Our software applications:

•	provide automated processes that improve clinical workflow and support clinical decision-making;

•	allow healthcare providers to efficiently input and easily access the most current patient medical data in order to improve the quality of care and patient safety;

•	integrate clinical, financial and patient information to promote efficient use of time and resources, while eliminating dependence on paper medical records;

•	provide tools that permit healthcare organizations to analyze past performance, model new plans for the future and measure and monitor the effectiveness of those plans;

•	provide for rapid and cost-effective implementation, whether through the installation of an in-house system or through our ASP services; and

•
increase the flow of information by replacing centralized and limited control over information with broad-based, secure access by clinical and administrative personnel to data relevant to their functional areas.

Our software applications are grouped for support purposes according to the following functional categories:

•	Patient Management

•	Financial Accounting

•	Clinical

•	Patient Care

•	Enterprise Applications

Due to the integrated nature of the CPSI system, our software applications are not marketed as distinct products, and our sales force attempts to sell all applications to each customer as a single product. New customers must purchase from us and install the core applications of patient management and financial accounting and all hardware necessary to run these applications. In addition to the core applications, customers may also acquire one or more of our clinical, patient care and enterprise applications. Approximately one-half of our customers have purchased selected clinical products in addition to the core applications, and of these customers, approximately one-half have purchased a combination of applications that meet all of their current information technology needs. We believe the current customer trend is to purchase and install a complete system.

The general functional categories, as well as the software applications in each of these categories, are described below.

Patient Management.    Our patient management software enables a hospital to identify a patient at any point in the healthcare delivery system and to collect and maintain patient information throughout the entire process of patient care on an enterprise-wide basis. The single database structure of our software permits authorized hospital personnel to simultaneously access appropriate portions of a patient’s record from any point on the system. The patient management software performs the following functions:

Registration • records patient admissions, discharges and transfers
• manages patient status, room assignments and recurring charges
• keeps information available to all hospital personnel in formats designed for their particular requirements

Patient Accounting • records patient charges and maintains accounts receivable information including aging, service charges, and cash receipts
• generates and processes insurance claims

Health Information
Management • supports the operational needs of the modern medical records department including transcription, case indexing/abstracting, and statistical reporting
• tracks deficiencies in a patient’s chart and provides chart location information

Patient Index • maintains a master index of hospital patients and provides immediate online access to patient financial and medical data associated with a patient stay

Electronic Claims
Processing • provides a computer-to-computer link with intermediaries for Medicare and other payors for the submission of claims

We also offer the following optional products that may be purchased as part of our core patient management suite:

Scheduling • maintains all patient scheduling information

Managed Care • tracks patients enrolled in managed care plans and conforms billing functions to such plans

Quality Improvement
•   automates hospital-wide total quality management and reporting requirements for utilization activity, risk management, infection surveillance and all accreditation review functions

Financial Accounting.    Our financial accounting software provides a variety of business office applications designed to efficiently track and coordinate information needed for managerial decision-making. The financial accounting software:

Executive Information
System • summarizes daily financial transactions regarding patient revenues, receipts, census statistics and billing information for ready access by hospital administrators

General Ledger • provides timely, accurate, financial information generated from daily hospital operations
• formats financial statements to the specifications of each user and is able to generate up to 999 different user-defined reports

Accounts Payable • processes vendor invoices and payments and their related general ledger entries

Payroll/Personnel • calculates all employee wages and benefits for an unlimited number of salaried and hourly employees
• allocates employee time to user-defined cost centers

Time and Attendance • uses touch screen time clocks to eliminate manual time entry
• reduces effort of gathering employee time data and increases access of managers to such data
• makes time records more accurate by identifying employees through bar-coding and optional biometric fingerprint technology

Electronic Direct
Deposits • provides for computerized bank deposits to meet payroll and accounts payable needs

Human Resources • provides for computerized employee files through document/image scanning and data entry
• allows for complete tracking of benefits and other employee data through a variety of user-defined reports
• tracks job applicant information to assist in the employee recruiting and hiring process

Budgeting • allows for complete on-line budget preparation through computerized access to historical data

Fixed Assets • allows access to information regarding hospital assets including locations and depreciation scheduling

Materials Management • tracks the flow of materials throughout the hospital
• automates the process of inventory control, materials purchasing, stock requisitions and patient charging

Clinical.    Our clinical software automates record keeping and reporting for many clinical functions including laboratory, radiology, physical therapy, respiratory care, and pharmacy. These products eliminate tedious paperwork, calculations and written documentation while allowing for easy retrieval of patient data and statistics. Our clinical software:

Laboratory Information
Systems • provides an interface to laboratory analytical instruments in order to transfer results to nurse stations, mobile point-of-care systems and remote physician offices

• allows users to receive orders from any designated location, process orders and report results and maintain technical, statistical and account information

Laboratory Instrument Interfaces • provides an automated solution for reviewing test results and completing patient orders
• reduces the amount of required manual data entry thereby reducing the likelihood of human error
• reduces time to process laboratory specimens

Radiology Information Systems • includes flash card printing, patient scheduling, transcription, patient indexing by X-Ray film number, film tracking and location
• receives patient data, patient locations and other interdepartmental communications support

Physical Therapy and Respiratory Care • communicates to nursing the appropriate procedures and patient preparation instructions from orders entered into the CPSI system
• keeps a journal of the orders received and processed
• handles a variety of processing tasks after a patient order is reviewed
• allows a department to customize its results to be sent back to nursing

Pharmacy • allows the hospital pharmacist to enter and fill physician orders
• performs all of the functions related to patient charging, general ledger upgrading, re-supply scheduling and inventory reduction/statistics maintenance
• improves patient care by monitoring drug/drug and food/drug interactions, allergy contraindications, dosage ranges and duplicate therapy
• produces drug education information for each patient in an easy-to-read format

Patient Care.    Our patient care applications allow hospitals to create computerized “patient files” in place of the traditional paper file systems. This software enables physicians, nurses and other hospital staff to improve the quality of patient care through increased access to patient information, assistance with projected care requirements and feedback regarding patient needs. Our software also addresses current safety initiatives in the healthcare industry such as the transition from written prescriptions and physician orders to computerized physician order entry. Our patient care software:

Order Entry / Results
Reporting • automates the entry of patient charges • reduces “lost” charges and mistakes due to legibility
• increases efficiency of nursing stations
• provides interactive, real time status reports for orders

Point-of-Care System • allows nurses to enter patient data into the network at the patient’s bedside thereby eliminating the duplicate entry of information
• utilizes touch-screen and wireless technology
• makes patient information instantly available throughout the entire hospital system

Patient Acuity • categorizes patients according to an assessment of the acuity of the illness, severity of the symptoms, and projected nursing dependency
• allows nurses to project the total character and amount of care that should be provided to each patient

Chartlink™ • provides physicians with secure and interactive access to patient information through a hospital’s website
• provides for computerized physician order entry including medication order entry

Medication Verification
•   verifies the accuracy of patient medication orders at a patient’s bedside by comparing scans of patient and medication bar codes against the medication orders and history for that patient

• screens medication orders for possible patient allergies and/or drug interactions

Resident Assessment
Instruments • allows nursing staff to complete time consuming resident reporting requirements in an expeditious and efficient manner
• generates nursing care plans based on deficiencies in the resident reports

Hospital/Physician
Office Link
•   provides physicians and their office administrators with remote access to online, real time, secure patient data such as insurance and billing information, diagnosis and procedure coding, discharge summaries, pharmacy profiles and other clinical and administrative information

Enterprise Applications.    We provide software applications that support the products described above and are useful to all areas of the hospital. These applications include: ad hoc reporting, automatic batch and real-time system backups, an integrated fax system, archival data repository, document scanning and Microsoft Office integration.

Home Health Information System.    In addition to hospital information systems, we also offer a comprehensive information system for use by home health agencies, which system incorporates certain of the applications described above. Our home health system provides an advanced solution that includes both home care patient accounting/billing and remote home care documentation and care tracking. The system is designed, developed and regularly enhanced to meet the needs and regulatory requirements that challenge home health agencies.

Support and Maintenance Services

After a customer installs a CPSI system, we provide software application support, hardware maintenance, continuing education and related services pursuant to a support agreement. The following describes services provided to customers using CPSI systems.

Total System Support.    We believe the quality of continuing customer support is one of the most critical considerations in the selection of an information system provider. We provide hardware, technical and software support for all aspects of our system which gives us the flexibility to take the necessary course of action to resolve any issue. Unlike our competitors who use third-party services for hardware and software support, we provide a single, convenient and efficient resource for all of our customers’ system support needs. In order to minimize the impact of a system problem, we train our customer service personnel to be technically proficient, courteous and prompt. Because a properly functioning information system is crucial to a hospital’s operations, our support teams are available 24 hours a day to assist customers with any problem that may arise. Customers can also use the Internet to directly access our support system. This allows customers to communicate electronically with our support teams at any time. With approximately 430 employees who provide customer service and support, we currently have a one to one support staff to customer ratio.

User Group.    All of our customers are members of our user group from which we solicit feedback regarding our products. We host a national user group meeting annually. We have also organized several active regional user groups which meet on a semi-annual basis. These groups meet to discuss and recommend product modifications and improvements which they then evaluate and prioritize. Upon confirming that the desired improvements are technically feasible, we agree to allocate a significant amount of programming time each year to undertake the requested modification or improvement. The majority of our product enhancements originate from suggestions from our customers through the user group structure.

Software Releases.    We are committed to providing our customers with software and technology solutions that will continue to meet their information system needs. To accomplish this purpose, we continually work to enhance and improve our application programs. As part of this effort, we typically release two major software updates each year at no additional cost to our customers. We design these enhancements to be seamlessly integrated into each customer’s existing CPSI system. The benefit of these enhancements is that each customer, regardless of its original installation date, uses the most advanced CPSI software available. Through this process, we can keep our customers up-to-date with the latest operational innovations in the healthcare industry as well as changing governmental regulatory requirements. Another benefit of this “one system” concept is that our customer service teams can be more effective in responding to customer needs because they maintain a complete understanding of and familiarity with the one system that all customers use.

Purchasing a new information technology system requires the expenditure of a substantial amount of capital and other resources, and many customers are concerned that these systems will become obsolete as technology changes. Our periodic product updates eliminate our customers’ concerns about system obsolescence. We believe providing this benefit is a strong incentive for potential customers to select our products over the products of our competitors.

Hardware Replacement.    As part of our customer service effort, we are also committed to promptly replacing (instead of repairing) malfunctioning system hardware in order to minimize the effect of operational interruptions. By providing all hardware used in our system, we believe we are better able to meet and address all of the information technology needs of our customers.

Application Service Provider.    In some circumstances, we offer ASP services to customers via remote access telecommunications. As an application service provider, we store and maintain computer servers dedicated to specific customers which contain all of such customers’ critical patient and administrative data. These customers access this information remotely through direct telecommunications connections with these servers.

Internet Service Provider.    As part of our total information solution, we can provide Internet connection services to our customers. We also can provide web-site design and hosting services.

Forms and Supplies.    We offer our customers the forms that they need for their patient and financial records, as well as their general office supplies. Furnishing these forms and supplies helps us to achieve our objective of being a one-source solution for a hospital’s complete healthcare information system requirements.

Outsourcing Services

Electronic Billing.    We provide electronic billing for customers at prices competitive with other electronic billing vendors. Once a customer processes patient insurance claims in our system, we then perform the electronic billing function with no other participation by hospital staff. With this service, customers need not prepare billing files or maintain interfaces with third-party software, thereby saving the customer both time and money.

Statement Processing.    Our customers may choose to have us prepare and distribute all patient billing statements. We use our knowledge of a customer’s collection system to produce statements without requiring any actions on the part of the hospital data processing personnel. Because we can connect directly with a customer’s system, the customer is not required to build and transfer files to us. All system enhancements are incorporated into the statement process without having to modify any third-party vendor interface. Like the electronic billing outsourcing, this service saves the customer both time and money.

Business Office Outsourcing.    We offer customers the option of using us to perform their primary business office functions, including patient billing and accounts receivable management. Using this service allows customers to reduce costs by employing fewer full time administrative employees.

System Implementation and Training

Conversion Services.    When a customer purchases our system, we convert its existing data to the CPSI system. Our knowledge of hospital data processing, in conjunction with extensive in-house technical expertise, allows us to accomplish this task in a cost effective manner. When we install a new system, the data conversion has already occurred so that the system is immediately operational. Our goal is for each customer to be immediately productive in order not to waste time and money on the costly and inefficient task of maintaining the same data on parallel systems. Our services also relieve the hospital staff of the time-consuming burden of data conversion.

Training.    In order to integrate the new system and to ensure its success, we spend approximately three weeks providing individualized training on-site at each customer’s facility at the time of installation. We directly train all hospital users, including staff members and healthcare providers, during all hospital shifts in the use of hardware and software applications. In contrast, some of our competitors train only a hospital’s training staff at an off-site location. We employ nurses and medical technicians in addition to our technical training staff in order to help us communicate more effectively with our customers during the training process.

Technology

Operating Systems and Server Platform.    We utilize Intel-based servers running industry standard “open systems,” including Unix and Microsoft Windows 2000 Server operating systems.

ClientWare® Networking.    Our ClientWare® application integrates the UNIX and Microsoft operating systems. This integration brings together the strengths of both operating environments. The processing power of UNIX combined with the communication capabilities of Microsoft Windows creates an information system that allows the use of familiar “point and click” processing. This architecture also facilitates integration of other Microsoft software and provides expanded opportunities for the inclusion of new technologies without sacrificing system reliability or performance.

Wireless Technology.    Traditional workstations were designed around access to electrical and network outlets. We now use wireless networking technology to connect computers to the CPSI system. This allows customers to use mobile computers and to place stationary computers in locations for optimum convenience and ease of use. We incorporate wireless laptop and hand held computers into our system. Convenient to carry and use, these mobile computers allow effective data collection and real-time access to patient information from practically anywhere in the hospital. Information efficiently collected will then be more quickly accessible by other caregivers throughout the hospital.

Point-of-Care Stations.    Since 1990, we have used “point-of-care stations” which allow nurses to enter information into the system at a patient’s bedside. These stations consist of compact computers on individual data entry stations that are lightweight, durable and easy to maneuver. We incorporate our wireless networking capabilities into these stations in order to provide extended range and mobility.

Touch Sensitive Displays.    Data entry is made easier through the use of touch sensitive displays. With this technology work areas are free of the traditional keyboard and mouse associated with most personal computers. Touch screens are also more efficient for users who are not proficient in computer skills.

Voice Transcription.    We offer voice transcription software capable of learning an individual physician’s speech patterns. Computerized transcription stations can then transcribe documents dictated by physicians. The resulting reduction in time required to input patient data and prepare patient documents positively impacts the quality of patient care by providing caregivers with faster access to the most up-to-date patient information.

Biometric Recognition.    As unique as each individual, a fingerprint cannot be duplicated, making it one of the most secure methods of verifying a person’s identity. Because of the sensitivity of healthcare information and proposed federal security requirements, we have incorporated licensed fingerprint identification technology as an option for our systems. When a user signs on to the system, he or she must scan his or her fingerprint as well as enter a traditional password. The system rapidly responds with the confirmation or rejection of the user’s identity.

Research and Development

We are continually working to improve and enhance the CPSI system and to develop new products and services for our system. The primary source of ideas for improvements to our products and services comes from our customers through our national user group. We believe our interaction with customers and their communication with each other is the most efficient way to learn about and respond to changes in the healthcare operating environment. This approach to research and development allows us to quickly adapt to technology advances and improve our products and services to better serve the needs of our customers.

Our management and customer support and service teams play a significant role in product development by continually monitoring the needs and desires of our customers and our market. In addition to our customer support and service teams, we currently have five employees whose primary function is the development of financial and enterprise software products and seven employees whose primary function is the development of clinical software products. Finally, we currently have eight full-time research and development employees whose function is to develop new uses for and applications of technology available in the marketplace.

Customers, Sales and Marketing

Target Market.    The target market for our information system consists of small and midsize hospitals of 300 or fewer acute care beds. In the United States, there are approximately 4,100 hospitals in this size range. In addition, we market our products to small specialty hospitals in the United States that focus on discrete medical areas such as surgery, rehabilitation and psychiatry. As of March 31, 2002, we had installed our system in over 400 facilities in 45 states and the District of Columbia. Our customers historically have consisted of hospitals with 100 or fewer acute care beds. Approximately 92% of our existing customers are hospitals of this size. Our goal is to increase sales to hospitals consisting of 100 to 300 acute care beds. We are planning to increase our sales staff in order to better penetrate this group of potential customers. The following table provides information about our current customer base as of March 31, 2002:

	Current CPSI Customers	Percentage of CPSI Customers
Less than 100 beds	383	92%
100-200 beds	30	7
201-300 beds	4	1

Total	417	100%

Sales Staff.    Most of our new customers are referrals from our existing customers, thereby reducing the need for a large sales force. Currently, we have 13 employees dedicated to direct sales, seven of whom concentrate on new prospects, and six of whom are responsible for the sale of additional products and services to existing customers. We hire our sales representatives from our existing employees. All of our current sales representatives have at least five years of prior experience in installation, training and customer support. While centrally based at our headquarters in Mobile, our sales representatives have defined geographic territories in the United States in which to target new customers. A significant portion of the compensation for all sales personnel is performance based.

Marketing Strategy.    Our primary marketing strategy is to generate referrals from our existing customers and directly solicit potential users through presentations at industry seminars and trade shows. We also advertise in various healthcare industry trade publications. For hospitals that we have targeted as potential customers, most of our direct sales efforts involve site visits and meetings with hospital management. The typical sales cycle of a healthcare information system usually takes six to eighteen months from the time of initial contact to the signing of a contract. Therefore, we believe it is important for our sales staff to dedicate a substantial amount of time and energy to building relationships with potential new customers. We do not conduct extensive marketing activities and promotions because hospitals are easily identified, finite in number and generally send a request for proposal to vendors when they contemplate the purchase of a hospital information system.

Competition

The market for our products and services is competitive, and we expect additional competition from established and emerging companies in the future. Our market is characterized by rapidly changing technology, evolving user needs and the frequent introduction of new products. We believe the principal competitive factors that hospitals consider when choosing between us and our competitors are:

•	product features, functionality and performance;

•	level of customer service and satisfaction;

•	ease of integration and speed of implementation;

•	product price;

•	knowledge of the healthcare industry;

•	sales and marketing efforts; and

•	company reputation.

Our principal competitors are Meditech and HMS. Meditech and HMS compete with us directly in our target market of small and midsize hospitals. These companies offer products and systems which are comparable to our system and address the needs of hospitals in the markets we serve.

Our secondary competitors include McKesson Corporation, Quadramed Corp., Cerner Corporation and Siemens Corporation. These companies are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they will sometimes compete directly with us. We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. Any of these companies as well as other technology or healthcare companies could decide at any time to specifically target hospitals within our target market.

A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources than we have. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. We expect that competition will continue to increase.

Internal Controls

We have developed and maintain an automated enterprise management system which permits us to manage not only all of our internal management, accounting and personnel functions, but also all information relating to each customer’s information system. Our system maintains detailed records of all information regarding each customer’s system, including all system specifications, service history and customer communications, among other things. This internal control system helps us to more effectively respond to customer support needs through complete and current system information and through situation-based problem solving.

Intellectual Property

We regard some aspects of our internal operations, software and documentation as proprietary, and rely primarily on a combination of contract and trade secret laws to protect our proprietary information. We believe, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection is less significant than factors such as the knowledge, ability and experience of our employees, frequent software product enhancements and the timeliness and quality of support services. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

We do not believe our software products or other CPSI proprietary rights infringe on the property rights of third parties. However, we cannot guarantee that third-parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

Employees

As of March 31, 2002, we had 559 employees, all but three of whom are located at our offices in Mobile, Alabama. Our employees can be grouped according to the following general categories: 348 in financial and clinical software services and support, 97 in information technology services and support, 53 in programming, 26 in sales and marketing and 35 in administration. We have 20 employees who perform research and development activities. These employees are included within the functional areas of financial and clinical software services and support and information technology services and support. Our general practice is to recruit recent college graduates for entry-level positions and then promote these individuals within the organization to fill vacancies in higher positions. We also hire nurses and other medically-trained professionals in connection with our support services.

Since 1991, we have maintained a non-qualified profit sharing plan under which all full-time employees with three years of uninterrupted service are eligible to participate, other than executive officers and commissioned salespeople. The plan is designed to provide each eligible employee with an annual cash bonus based on our profitability. Each eligible employee receives a pro rata share of the amount of cash distributed under the profit sharing plan based on the amount of their base salary compared to the sum of the salaries of all participating employees. Our profit sharing plan is not a qualified plan for tax purposes or a guaranteed benefit. Contributions to the plan are made periodically at the discretion of the board of directors. During 2001, we distributed approximately $2.2 million under this profit sharing plan. We plan to continue to make distributions under the profit sharing plan based on our profitability.

We are fortunate to have a high rate of employee retention, with our senior management having an average tenure in excess of 13 years. Our performance depends in significant part on our ability to attract, train and retain highly qualified personnel. None of our employees are represented by a labor union, and we believe our relations with our employees are good.

Properties

Our corporate headquarters and executive offices are located on approximately 28 acres in Mobile, Alabama. We occupy approximately 99,500 square feet of space in seven buildings. Our main building consists of approximately 66,000 square feet of space. We also have five additional buildings each consisting of approximately 6,000 square feet. Each of these smaller buildings is designed to accommodate a team of employees assigned to install and support a particular software application. We also occupy a building consisting of approximately 3,500 square feet of space which houses our dedicated research and development staff.

We lease approximately 16.5 acres and all of our buildings (other than the research and development building) from CP Investments, Inc., an Alabama corporation, the stockholders of which are John Morrissey, John Heyer, Bob O’Donnell, Bill Stillings, Kevin P. Wilkins, Tabitha M. Wilkins Olzinski, Ellen M. Harvey, Michael K. Muscat, Jr. and Susan M. Slaton. All of these individuals are also stockholders of CPSI. Our lease with CP Investments, Inc. expires in April 2012. The research and development building is leased from DJK, LLC, a limited liability company owned by Dennis Wilkins, a principal stockholder and a director of CPSI. Our lease with DJK, LLC also expires in April 2012. In 1999, we purchased approximately 11.3 acres of undeveloped real property adjacent to our primary premises in order to accommodate future growth. That property is subject to a mortgage securing the indebtedness we incurred to purchase the property. We will repay that indebtedness in full using net proceeds from this offering.

We are currently expanding our facilities with the addition of two new buildings dedicated to programming and support of our software applications and a new storage facility. Taking into consideration this expansion, we believe our existing facilities will be sufficient to meet our needs until the end of 2002. At that time we believe we will need to construct additional facilities on the undeveloped portion of our campus in order to accommodate our expansion needs.

Legal Proceedings

We have no pending litigation.

MANAGEMENT

Directors and Officers

The following table sets forth information about our executive officers and members of our board of directors:

Name	Age	Position
John Morrissey(1)	60	Chairman of the Board and Director
Dennis P. Wilkins(1)	53	Director
M. Kenny Muscat(1)	55	Director
Ernest F. Ladd, III(2)	61	Director
W. Austin Mulherin, III(2)	36	Director
William R. Seifert, II(2)	53	Director
David A. Dye	32	President, Chief Executive Officer and Director
J. Boyd Douglas	35	Executive Vice President, Chief Operating Officer and Director
M. Stephen Walker	52	Vice President—Finance and Chief Financial Officer
Victor S. Schneider	43	Vice President—Sales and Marketing
Mellissa Hammons	45	Vice President—Financial Software Services
Thomas W. Peterson	50	Vice President—Clinical Software Services
Patrick A. Immel	31	Vice President—Information Technology Services

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee

John Morrissey has been a director since 1999, and he was appointed as Chairman of the board of directors in February 2002. Mr. Morrissey served as our Vice President, Sales and Marketing from January 1985 until his retirement in June 1999.

Dennis P. Wilkins is one of our founders and has served as a director since our formation in 1979. From 1979 until his retirement in June 1999, Mr. Wilkins served as our President.

M. Kenny Muscat is one of our founders and has served as a director since our formation in 1979. From 1979 until his retirement in June 1999, Mr. Muscat served as our Executive Vice President.

Ernest F. Ladd, III was elected as a director in February 2002. From 1979 until his retirement in 1997, Mr. Ladd was employed by Dravo Corporation, a national producer and marketer of chemical products, serving most recently as its Executive Vice President and Chief Financial Officer since 1988. Mr. Ladd is currently a director of Regions Bank of Mobile, an operating division of Regions Bank, which is a subsidiary of Regions Financial Corporation. In addition, Mr. Ladd serves as President of Junior Achievement of Mobile, Inc., a non-profit, charitable organization. Mr. Ladd is chairman of the audit committee.

W. Austin Mulherin, III was elected as a director in February 2002. Since 1991, Mr. Mulherin has practiced law, handling a variety of litigation and business matters for public and private companies. He has been a partner in the law firm of Frazer, Greene, Upchurch & Baker, LLC since 1998.

William R. Seifert, II was elected as a director in February 2002. Since 1994, Mr. Seifert has served as Executive Vice President of AmSouth Bank with responsibility for 48 branch offices in south Alabama and south Louisiana.

David A. Dye has served as our President and Chief Executive Officer since July 1999. He was elected as a director in March 2002. Mr. Dye began his career with us in May 1990 as a Financial Software Support Representative. From that time until June 1999, he worked for us in various capacities, including as Manager of

Financial Software Support, Director of Information Technology and most recently as our Vice President supervising the areas of sales, marketing and information technology.

J. Boyd Douglas has served as our Executive Vice President and Chief Operating Officer since July 1999. He was elected as a director in March 2002. Mr. Douglas began his career with us in August 1988 as a Financial Software Support Representative. From May 1990 until November 1994, Mr. Douglas served as Manager of Electronic Billing, and from December 1994 until June 1999, he held the position of Director of Programming Services.

M. Stephen Walker has served as our Vice President—Finance, Chief Financial Officer, Secretary and Treasurer since July 1999. From February 1991 until June 1999, Mr. Walker served as our controller with primary responsibility for all of our accounting functions.

Victor S. Schneider has served as our Vice President—Sales and Marketing since July 1999. Mr. Schneider is responsible for overseeing all of our sales and marketing efforts. Mr. Schneider began his career with us in June 1983 as Sales Manager. He served in that capacity until January 1997 when he was promoted to Sales Director.

Mellissa Hammons has served as our Vice President—Financial Software Services since July 1999. Ms. Hammons is responsible for overseeing all aspects of the installation and support of our financial software products. Since beginning her career with us in 1985 as a Financial Software Support Representative, Ms. Hammons has worked in various positions in our Financial Software Services Division including Manager and Director of that division.

Thomas W. Peterson has served as our Vice President—Clinical Software Services since July 1999. Mr. Peterson is responsible for overseeing all aspects of the installation and support of our clinical software products. Since beginning his career with us in 1988 as a Clinical Software Support Representative, Mr. Peterson has worked in various positions in our Clinical Software Services Division including Manager and Director of that division.

Patrick A. Immel has served as our Vice President—Information Technology Services since January 2000. Mr. Immel is responsible for overseeing technical hardware and support and hardware research and development. Mr. Immel began his career with us in July 1993 as a Financial Software Support Representative. Since that time, Mr. Immel has served as a programmer, Manager of Technical Support and most recently as Director of Information Technology Services.

Employment Agreements

We have no employment agreements with any of our executive officers.

Board Committees

Our board of directors has authority to appoint committees to perform certain management and administrative functions. Our board of directors has established the following committees:

Executive Committee.    The executive committee consists of Messrs. Morrissey, Muscat and Wilkins. Mr. Morrissey is the chairman. Between meetings of the board of directors and while the board of directors is not in session, the executive committee has all the powers and can exercise all the duties of the entire board of directors relating to the management of the business and affairs of CPSI. The executive committee, however, is prohibited from taking certain actions, including, but not limited to, approving distributions and filling vacancies on the board.

Audit Committee.    The audit committee currently consists of Messrs. Ladd, Seifert and Mulherin, with Mr. Ladd serving as its chairman. Our audit committee is responsible for overseeing our financial reporting process; reviewing the financial reports and other financial information provided by us to any governmental or regulatory body, the public or any other third-party; reviewing and discussing the quality and adequacy of our systems of internal accounting and financial controls with management and the outside auditors; reviewing and discussing with management and the outside auditors the results of the outside auditors’ annual audit and our audited financial statements to be included in our annual reports; reviewing with the outside auditors our interim financial results to be included in our quarterly reports; reviewing the performance of our outside auditors; reviewing and discussing disclosures by outside auditors concerning relationships with us; making recommendations that concern oversight of the independence of our outside auditors; annually selecting (or nominating for stockholder approval, if directed by the board) outside auditors; and annually assessing and reviewing the adequacy of the audit committee’s charter.

Director Compensation

Beginning in 2002, each of our non-employee directors will be paid an annual fee of $10,000 for service as a director and will be paid an additional fee of $2,000 for attendance at each regular quarterly meeting of directors. We also reimburse directors for their expenses incurred in attending any meeting of directors.

Executive Compensation

The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our four next most highly compensated executive officers for the year ended December 31, 2001.

Summary Compensation Table

Name and Principal Position	Salary	Bonus(1)	All Other Compensation(2)
David A. Dye President, CEO and Director	$240,000	$260,000	$2,000

J. Boyd Douglas Executive Vice President, COO and Director	180,000	195,000	2,000

M. Stephen Walker Vice President—Finance and CFO	180,000	195,000	2,000

Victor S. Schneider Vice President—Sales and Marketing	168,000	182,000	2,000

Mellissa Hammons Vice President—Financial Software Services	168,000	182,000	2,000

(1)
Discretionary bonuses were paid in 2001 to these employees to allow them to service their obligations under loans incurred to finance their respective purchases of shares of our common stock from other stockholders. There are no binding agreements with respect to these bonuses, but we expect to continue to make similar payments in the future until the employees’ loan obligations have been satisfied. See “Principal and Selling Stockholders.”

(2)	The amounts shown in this column represent our contributions to our 401(k) retirement plan for each of these employees.

Stock Option Grants in Last Fiscal Year

We granted no stock options during 2001.

Aggregated Options Exercised in Last Fiscal Year and Fiscal Year-end Option Values

No stock options were exercised by any executive officer in 2001, and no stock options were outstanding as of December 31, 2001.

2002 Stock Option Plan

Our 2002 Stock Option Plan will become effective as of the date on which our common stock is registered pursuant to the Securities Exchange Act of 1934. The plan provides for the granting of incentive stock options and non-qualified stock options. We will reserve 1,165,333 shares of common stock for issuance under the plan. The aggregate number of shares of common stock subject to awards granted to any individual employee under the plan in any fiscal year may not exceed 100,000 shares of common stock. The plan provides for the grant of options to purchase shares of our common stock to any of our full or part-time employees, including officers and directors who are also employees.

The plan will be administered by our board of directors or by a committee comprised of two or more directors which has the authority to select the persons to whom awards are granted, to determine the exercise price and the number of shares of common stock covered by such awards, and to set the other terms and conditions of such awards. The board or the committee will also have the authority to adopt, amend and rescind rules and regulations that, in its opinion, may be advisable in the administration of the plan.

Our plan has a term of ten years. The expiration of the term of the plan will not affect the rights under any outstanding options held by a participant without that participant’s consent. Our board of directors may amend, alter, suspend, discontinue or terminate the plan at any time, except that the board may not, without stockholder approval, adversely affect the rights of the holder of such option without the consent of the holder or beneficiary.

Each option granted under the plan will be evidenced by an option agreement that will establish the specific terms of such option. The exercise price of a stock option granted under the plan cannot be less than 100% of the fair market value of our common stock on the date the option is granted. Each option will expire not more than ten years from the date of the granting thereof, but will be subject to earlier termination as may be provided in the option agreement.

The options and stock awards granted under the plan will vest as determined by the board of directors or the committee.

The plan also provides that the right of any option holder to exercise an option granted to him or her shall not be assignable or transferable by the option holder other than by will or the laws of descent and distribution, except as otherwise permitted in the option agreement.

An option granted to an employee who ceases to be an employee as a result of his or her death, disability or retirement may be exercised, to the extent that the option was exercisable at the time of such cessation of employment, for up to twelve months after the cessation of employment, unless the option expires sooner by its terms. An option granted to an employee who ceases to be an employee as a result of his or her termination by us for cause will automatically terminate upon such termination of employment. An option granted to an employee who ceases to be an employee for any other reason may be exercised, to the extent that the option was exercisable at the time of such cessation of employment, for up to three months after such cessation of employment, unless the option expires sooner by its terms.

Under the terms of our plan, if there is a change of control (as defined in the plan), or in the event that our board proposes that we enter into a transaction that would result in a change of control, the board or the committee may in its discretion, by written notice to a participant, provide that the participant’s options will be canceled in exchange for cash, securities or other consideration. The board or the committee also may in its discretion make adjustments in the terms of a participant’s options, including accelerating the date(s) on which the options become exercisable.

Initial Option Grants.    Effective on the date of the completion of the offering, we will grant to all of our full-time employees options to acquire a total of 466,133 shares of our common stock. The exercise price for these options will be $             per share, the initial public offering price of our common stock. These options cover 40% of the total number of shares reserved for issuance under the plan.

The options will have a term of seven years. For our seven executive officers, the options will vest and become exercisable 100% on the fifth anniversary of the grant date. For all other employees, the options will vest and become exercisable 50% on the third anniversary of the grant date and 50% on the fifth anniversary of the grant date.

The number of shares covered by the initial option grant to each individual employee has been determined based on each employee’s salary, adjusted for years of service, as a percentage of the aggregate salaries of all full-time employees. In order to reward employees for years of service, each employee will be credited with an additional $10,000 of salary for each full year of service with us.

The number of shares subject to the initial option grants to each executive officer listed in the Summary Compensation Table is as follows:

Name	Number of Shares
David A. Dye	3,770
J. Boyd Douglas	3,954
M. Stephen Walker	3,062
Victor S. Schneider	3,741
Mellissa Hammons	3,531

401(k) Plan

Effective January 1994, we adopted a tax-qualified employee savings plan under Section 401(k) of the Internal Revenue Code. Pursuant to the 401(k) plan, full time employees who have completed at least one year of service with CPSI may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan is intended to qualify under Section 401(a) of the Internal Revenue Code, so that contributions by employees or us to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. We make matching contributions to each employee’s account in an amount equal to the first $1,000 contributed by each employee, plus a discretionary amount that we determine each year.

Indemnification of Directors and Executive Officers and Limitation of Liability

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by Delaware law, our Certificate of Incorporation, which will become effective upon our reincorporation in Delaware, includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware law regarding unlawful dividends, stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our Certificate of Incorporation and/or our Bylaws, which will become effective upon our reincorporation in Delaware, provide that:

•
we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of CPSI, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful;

•	we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors;

•
we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions; and

•	the rights conferred in our Certificate of Incorporation and Bylaws are not exclusive.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We lease the majority of our corporate headquarters campus from CP Investments, Inc., an Alabama corporation, the stockholders of which are John Morrissey, John Heyer, Bob O’Donnell, Bill Stillings, Kevin P. Wilkins, Tabitha M. Wilkins Olzinski, Ellen M. Harvey, Michael K. Muscat, Jr. and Susan M. Slaton. All of these individuals are also stockholders of CPSI. In 2001, we paid total lease payments of approximately $958,000 to CP Investments, Inc. On April 1, 2002, we entered into a new lease with CP Investments, Inc., which expires in April 2012. Under this new agreement, we will make annual lease payments in the amount of $1,080,000, subject to adjustment as set forth in the agreement. The annual rent payable under this lease has been determined by an independent, third-party appraisal firm. The parties may agree, from time to time, to make adjustments in the annual rent payable under this lease based on subsequent third-party appraisals.

We lease the remainder of our headquarters facilities, which is comprised of one building that houses our dedicated research and development staff, from DJK, LLC, a limited liability company owned by Dennis Wilkins. On April 1, 2002, we entered into a lease for this facility that expires in April 2012. Prior to that time we paid only the expenses associated with the building. Under the new lease, we will make annual lease payments in the amount of $39,000, subject to adjustment as set forth in the agreement. The annual rent payable under this lease has been determined by an independent, third party appraisal firm.

During 2001, we engaged the law firm of Frazer, Greene, Upchurch & Baker, LLC in connection with certain litigation matters. One of our directors, W. Austin Mulherin, III, is a partner of this firm. We expect to continue to use the legal services of this firm in the future.

In July 1999 and May 2001, certain of our stockholders sold an aggregate of 904,750 shares (after considering the effect of the 430 for 1 stock split) to seven of our executive officers for cash in the aggregate amount of approximately $8.5 million. The executive officers financed 100% of the aggregate purchase price with individual loans from AmSouth Bank and pledged their shares of stock as collateral. Simultaneously with such financing, we entered into agreements with AmSouth Bank to purchase from AmSouth any such loan if (i) an officer’s employment with us is terminated for any reason, (ii) an officer defaults on his or her loan or pledge agreement or (iii) our financial condition deteriorates below certain defined parameters. As of March 31, 2002 the aggregate outstanding principal amount of these individual loans was $6,897,633. We have entered into agreements with AmSouth Bank to terminate the loan purchase agreements effective upon consummation of the offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock as of April 30, 2002, and as adjusted to reflect the sale of the shares of common stock offered hereby, for each of the following persons:

•	each person or entity who is known by us to own beneficially more than 5% of the common stock;

•	each of our directors;

•	each of our executive officers listed in the Summary Compensation Table;

•	all of our directors and executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated in the table, the address of each stockholder identified in the table is c/o Computer Programs and Systems, Inc., 6600 Wall Street, Mobile, Alabama 36695.

	Shares Beneficially Owned Prior to Offering		Shares to be Sold	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent		Number	Percent
Executive Officers and Directors:
Dennis P. Wilkins	3,096,000	33.3%	1,244,398	1,851,602	17.7%
M. Kenny Muscat	1,204,000	13.0	—	1,204,000	11.5
John Morrissey	602,000	6.5	—	602,000	5.7
Ernest F. Ladd, III	—	—	—	—	—
W. Austin Mulherin, III	—	—	—	—	—
William R. Seifert, II	—	—	—	—	—
David A. Dye (1)	215,000	2.3	—	215,000	2.0
J. Boyd Douglas (1)	215,000	2.3	—	215,000	2.0
M. Stephen Walker (1)	129,000	1.4	—	129,000	1.2
Victor S. Schneider (1)	107,500	1.2	—	107,500	1.0
Mellissa Hammons (1)	107,500	1.2	—	107,500	1.0
Directors and executive officers as a group (13 persons)	5,891,000	63.4	1,244,398	4,646,602	44.3

Other Selling Stockholders:
John Heyer (2)	688,000	7.4%	151,360	536,640	5.1%
Bob O’Donnell (3)	430,000	4.6	80,410	349,590	3.3
Bill Stillings	430,000	4.6	47,300	382,700	3.6
Kevin P. Wilkins	344,000	3.7	138,266	205,734	2.0
Tabitha M. Wilkins Olzinski	344,000	3.7	138,266	205,734	2.0

The following selling stockholders have granted the underwriters an option to purchase up to an aggregate of 450,000 additional shares of common stock to cover over-allotments, if any:

Name	Additional Shares Offered in Over-allotment Option	Shares Beneficially Owned After Exercise of Over-Allotment Option
		Number	Percent
Dennis P. Wilkins	311,099	1,540,503	14.7%
John Heyer (4)	37,840	498,800	4.8
Bob O’Donnell (3)	20,102	329,488	3.1
Bill Stillings	11,825	370,875	3.5
Kevin P. Wilkins	34,567	171,167	1.6
Tabitha M. Wilkins Olzinski	34,567	171,167	1.6

(1)
The shares owned by these officers were purchased from other stockholders. Each of these officers borrowed 100% of the purchase price for these shares. As of the date of this prospectus, the principal amounts of these loans are as follows: Mr. Dye ($1,636,653); Mr. Douglas ($966,000); Mr. Walker ($1,023,000); Mr. Schneider ($832,327); and Ms. Hammons ($854,013).

(2)
The number of shares beneficially owned includes 68,800 shares held by the Heyer Family Irrevocable Trust of 2001, of which Mr. Heyer is trustee. The number of shares to be sold includes 15,136 shares held by the Heyer Family Irrevocable Trust of 2001.

(3)	The number of shares beneficially owned includes 64,500 shares held by the O’Donnell Family Irrevocable Trust of 2002, of which Mr. O’Donnell is trustee.
(4)
The number of additional shares subject to the over-allotment option includes 3,784 shares held by the Heyer Family Irrevocable Trust of 2001, of which Mr. Heyer is trustee. The number of shares beneficially owned after the exercise of the over-allotment option includes 49,880 shares held by the Heyer Family Irrevocable Trust Of 2001.

DESCRIPTION  OF  CAPITAL  STOCK

General

Upon the completion of this offering, we will be authorized to issue 30,000,000 shares of common stock, $.001 par value.

Common Stock

As of April 30, 2002, there were 9,288,000 shares of common stock outstanding held of record by 23 stockholders. The issued and outstanding shares of common stock are, and the shares of common stock being offered by us hereby will be upon payment therefor, validly issued, fully paid and nonassessable. The holders of outstanding shares of common stock are entitled to receive dividends out of funds legally available therefor at the times and in the amounts as our board of directors may from time to time determine. Shares of our common stock are neither redeemable nor convertible, and the holders thereof have no preemptive rights or other subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of CPSI, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders.

Provisions of our Certificate of Incorporation and Bylaws with Potential Anti-Takeover Effects

Our Certificate of Incorporation and Bylaws, which will become effective upon our reincorporation in Delaware, include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include:

•	our board of directors is divided into three classes of directors with staggered three-year terms;

•	the board of directors fixes the size of the board, may create new directorships and may elect new directors to serve for the full term in which the new directorships were created;

•	all stockholder action must be effected at a duly called meeting of stockholders and not by written consent;

•	there is no cumulative voting for directors;

•	the board of directors may adopt, amend, alter or repeal the bylaws without any vote or further action by the stockholders;

•	advance notice procedures are required with respect to stockholder proposals and the nominations of candidates for election as directors; and

•
indemnification of executive officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may have the effect of delaying or preventing a change of control. Note, however, that we have decided to opt out of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock will be Wachovia Bank, N.A.

National Market Listing

We have applied for listing of our common stock on the Nasdaq National Market under the symbol “CPSI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market after this offering could cause the market price of our common stock to fall and could limit our ability to raise equity capital on terms favorable to us.

Upon the closing of this offering and based on shares outstanding as of April 30, 2002, we will have an aggregate of 10,488,000 shares of common stock outstanding. Of these shares, the 3,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 7,488,000 shares of common stock held by our existing stockholders were issued and sold by us in private transactions, are restricted securities as defined under Rule 144, and may be sold in the public market only if registered or if there is an exemption from registration, such as that provided by Rule 144 promulgated under the Securities Act, which rule is summarized below. Subject to the lock-up agreements described below, and the provisions of Rule 144, and assuming no exercise of the underwriters’ over-allotment option, additional shares will be available for sale in the public market at the following times:

Number of Shares	Date

2,548,568	180 days from the date of this prospectus
4,939,432	At various times after 180 days from the date of this prospectus

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus (subject to any applicable lock-up agreement), a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal 104,880 shares immediately after this offering; or

•	the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed on Form 144, subject to certain restrictions.

Sales of shares of our common stock under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. However, a person who has not been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice provisions of Rule 144. To the extent that shares were acquired from an affiliate of ours other than by gift, the person’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. Shares acquired from an affiliate by gift are deemed acquired for Rule 144’s holding period requirement when they were acquired by the affiliate.

Lock-up Agreements

All of our directors, officers and existing stockholders who will hold 7,488,000 shares of common stock in the aggregate after the offering, have agreed that they will not, without the prior written consent of the representatives of the underwriters, offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock for a period of 180 days from the date of this prospectus, except in the case of the exercise of the underwriters’ over-allotment option. See “Underwriting.”

Likewise, we have agreed that we will not, without the prior written consent of the representatives of the underwriters, sell, grant any option for the sale of, or otherwise dispose of, any shares of our common stock during the 180-day period following the date of the prospectus, except we may grant options to purchase shares of common stock under our 2002 Stock Option Plan.

Stock Options and Warrants

Except for options to be granted pursuant to our 2002 Stock Option Plan upon the completion of this offering, there will be no options or warrants to purchase shares of our common stock outstanding upon the completion of this offering.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated             , 2002, the underwriters named below have severally agreed to purchase from us and the selling stockholders the number of shares indicated in the following table. Morgan Keegan & Company, Inc. and Raymond James & Associates, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Morgan Keegan & Company, Inc. Raymond James & Associates, Inc.

The underwriters propose to offer shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $             per share to other brokers and dealers.

The underwriting agreement provides that the underwriters’ obligations to purchase shares are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase all of the shares of common stock that they have agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if they purchase any shares.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell nor a solicitation of any offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount to be paid to the underwriters by us and the selling stockholders.

	Per Share	Total, without Over-allotment	Total, with Over-allotment
Underwriting discount to be paid to the underwriters by us Underwriting discount to be paid to the underwriters by the selling stockholders Total

We will pay all expenses of the offering that we and the selling stockholders incur, except for the underwriting discount to be paid by the selling stockholders. We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $1.1 million.

Over-allotment Option

The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment as indicated in the table above. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Lockup Agreement

Except with respect to our grant of options pursuant to the 2002 Stock Option Plan, we and each of our officers, directors and other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock, or common stock issuable upon exercise of options or warrants held by these persons, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives of the underwriters. This consent may be given at any time without public notice. With the exception of the underwriters over-allotment option, there are no present agreements between the representatives and us or any of our stockholders releasing us or them from these lock-up agreements prior to the expiration of the 180-day period.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiations among us and the representatives of the underwriters. Among the primary factors considered in determining the initial public offering price were:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	the present stage of our development;

•	the market capitalization and stage of development of the other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential and earnings prospects.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Maynard, Cooper & Gale, P.C., Birmingham, Alabama. Certain legal matters in connection with this offering will be passed upon for the underwriters by Bass, Berry & Sims PLC, Memphis, Tennessee.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements and schedule at December 31, 2001 and for the year then ended, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Wilkins Miller, P.C., independent auditors, have audited our financial statements and schedule at December 31, 2000 and for each of the two years in the period ended December 31, 2000, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Wilkins Miller, P.C.’s reports, given on their authority as experts in accounting and auditing.

CHANGE OF INDEPENDENT AUDITORS

On December 14, 2001, we selected Ernst & Young LLP as our independent auditors in connection with our decision to pursue this offering. Wilkins Miller, P. C., or its predecessors, which had been our independent accountants since prior to 2001, declined to stand for re-election because it does not audit, as a matter of practice, the financial statements of publicly held companies. In connection with the audits by Wilkins Miller, P.C. of our financial statements and schedule for the years ended December 31, 1999 and 2000, there were no disagreements with Wilkins Miller, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, nor any reportable events. The reports of Wilkins Miller, P.C. on the financial statements and schedule for the years ended December 31, 1999 and 2000 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. The decision to change auditors was approved by our board of directors. Neither we, nor someone on our behalf, consulted Ernst & Young LLP on the application of accounting principles or on the type of audit opinion that might be rendered on our financial statements. We have provided Wilkins Miller, P.C. with a copy of the disclosure contained in this section of this prospectus.

Wilkins Miller, P.C. has furnished us with a letter addressed to the SEC stating that it agrees with the above statements. A copy of such letter dated April 30, 2002, is filed as Exhibit 16.1 to our registration statement on Form S-1.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. For further information regarding us and our common stock, please refer to the registration statement and exhibits and schedules filed as part of the registration statement. Each statement in this prospectus referring to a contract, agreement or other document filed as an exhibit to the registration statement is qualified in all respects by the filed exhibit.

You may read and copy all or any portion of the registration statement or any other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site located at www.sec.gov.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each year.

COMPUTER PROGRAMS AND SYSTEMS, INC.

FINANCIAL STATEMENTS

COMPUTER PROGRAMS AND SYSTEMS, INC.

CONDENSED BALANCE SHEETS (Unaudited)

	December 31, 2001	March 31, 2002	Proforma March 31, 2002
Assets
Current assets:
Cash and cash equivalents	$2,018,643	$1,750,040	$1,750,040
Accounts receivable, net of allowance for doubtful accounts of $532,000 and $581,000 for 2001 and 2002, respectively	8,107,467	8,194,250	8,194,250
Financing receivables, current portion	769,423	1,024,733	1,024,733
Inventories	1,126,353	1,135,780	1,135,780
Deferred tax assets	—	—	1,047,546
Prepaid expenses	196,276	345,742	345,742

Total current assets	12,218,162	12,450,545	13,498,091

Property and equipment:
Land	936,026	936,026	936,026
Maintenance equipment	2,114,224	2,246,158	2,246,158
Computer equipment	2,906,476	3,059,351	3,059,351
Office furniture and equipment	793,576	798,490	798,490
Automobiles	89,934	89,934	89,934

	6,840,236	7,129,959	7,129,959
Less accumulated depreciation	(2,805,709)	(3,061,049)	(3,061,049)

Net property and equipment	4,034,527	4,068,910	4,068,910
Financing receivables	998,797	1,035,668	1,035,668

Total assets	$17,251,486	$17,555,123	$18,602,669

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of note payable	$86,185	$87,544	$87,544
Accounts payable	1,033,349	1,100,913	1,100,913
Deferred revenue	1,601,130	1,360,627	1,360,627
Sales, income and use taxes payable	1,879,939	1,879,405	1,879,405
Accrued vacation	1,075,450	1,159,867	1,159,867
Health insurance reserves	288,153	288,153	288,153
Accrued retirement benefits	375,412	112,500	112,500
Accrued stockholders’ distributions	—	—	13,300,000
Other accrued liabilities	211,774	201,431	201,431

Total current liabilities	6,551,392	6,190,440	19,490,440
Note payable	663,712	641,281	641,281

Stockholders’ Equity (Deficit):
Common stock; par value $0.001 per share; 30,000,000 shares authorized; 9,288,000 shares issued and outstanding	9,288	9,288	9,288
Additional paid-in capital	109,811	—	—
Retained earnings (deficit)	9,917,283	10,714,114	(1,538,340)

Total stockholders’ equity (deficit)	10,036,382	10,723,402	(1,529,052)

Total liabilities and stockholders’ equity (deficit)	$17,251,486	$17,555,123	$18,602,669

See accompanying notes.

COMPUTER SYSTEMS AND PROGRAMS, INC.

CONDENSED STATEMENTS OF INCOME (Unaudited)

	Three months ended March 31
	2001	2002
Sales revenues:
System sales	$6,766,637	$8,800,231
Support and maintenance	6,008,052	7,089,928
Outsourcing	754,567	1,030,547

Total sales revenues	13,529,256	16,920,706

Costs of sales:
Systems and services	7,746,251	9,277,696
Outsourcing	425,090	623,722

Total costs of sales	8,171,341	9,901,418

Gross profit	5,357,915	7,019,288

Operating expenses:
Sales and marketing	1,383,329	1,345,984
General and administrative	2,247,802	2,874,709

Total operating expenses	3,631,131	4,220,693

Operating income	1,726,784	2,798,595

Other income (expense):
Interest income	23,880	42,528
Miscellaneous income	9,202	45,051
Interest expense	(15,888)	(14,343)

Total other income	17,194	73,236

Net income	$1,743,978	$2,871,831

Net income per share—basic and diluted	$0.19	$0.31

Weighted average shares outstanding—basic and diluted	9,288,000	9,288,000

Cash dividends declared per share	$0.09	$0.19

Unaudited pro forma income data:
Net income as reported	$1,743,978	$2,871,831
Pro forma income taxes	649,256	1,082,154

Pro forma net income	$1,094,722	$1,789,677

Pro forma net income per share—basic and diluted (based on 9,288,000 weighted average shares)	$0.12	$0.19

Pro forma net income per share—basic and diluted (based on 9,644,566 weighted average shares and reflecting the S corporation distribution—See Note 3)		$0.19

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

	Three months ended March 31
	2001	2002
Operating activities
Net income	$1,743,978	$2,871,831
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	206,000	255,340
Provision for bad debt	42,691	49,500
Changes in operating assets and liabilities:
Accounts receivable	353,317	(136,283)
Inventories	(13,354)	(9,427)
Prepaid expenses	202,067	(149,466)
Financing receivables	(490,086)	(292,181)
Accounts payable	(589,846)	67,564
Deferred revenue	11,910	(240,503)
Taxes payable	9,855	(534)
Accrued vacation	18,303	84,417
Other liabilities	(234,863)	(273,255)

Net cash provided by operating activities	1,259,972	2,227,003

Investing activities
Purchases of property and equipment	(362,184)	(289,723)

Net cash used in investing activities	(362,184)	(289,723)

Financing activities
Public offering related expenditures	—	(384,811)
Repayments of note payable	(19,526)	(21,072)
Dividends paid	(800,000)	(1,800,000)

Net cash used in financing activities	(819,526)	(2,205,883)

Increase (decrease) in cash and cash equivalents	78,262	(268,603)

Cash and cash equivalents at beginning of period	1,033,148	2,018,643

Cash and cash equivalents at end of period	$1,111,410	$1,750,040

Supplemental disclosures of cash flow information
Cash paid for interest	$15,888	$14,343

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

1.    BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all adjustments that, in the opinion of management, are necessary for a fair presentation of the results for the periods presented. All such adjustments are considered of a normal recurring nature. Quarterly results of operations are not necessarily indicative of annual results.

Certain financial information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. These unaudited condensed financial statements should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s audited financial statements and the notes thereto for the year ended December 31, 2001 included elsewhere herein.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Earnings Per Share

Basic earnings per share is based on the weighted effect of all shares of common stock issued and outstanding and is calculated by dividing net income by the weighted average shares outstanding during the period. For all of the periods presented in these financial statements, there were no potentially dilutive shares of common stock and, therefore, basic earnings per share and diluted earnings per share are the same.

Income Taxes

The Company, with the consent of its stockholders, has elected to be treated as an S corporation under the Internal Revenue Code. In lieu of corporate federal and state income taxes, the stockholders of an S corporation are taxed individually on their share of the Company’s taxable income. For the purpose of these financial statements, pro forma income taxes were provided as if the Company was a C corporation (to which it will convert concurrent with the initial public offering) for the entire period of these financial statements (see Note 3).

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs totaled approximately $264,000 and $271,000 for the three months ended March 31, 2001 and 2002, respectively.

Accounting for Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company adopted this standard on January 1, 2002, and its adoption did not have any effect on the Company’s financial position, results of operations or cash flows.

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

3.    PRO FORMA INFORMATION

The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission for an initial public offering (IPO) (see Note 5). Prior to completion of the IPO, the Company’s S corporation status will terminate and it will become subject to federal and state income taxes applicable to a C corporation. Additionally, upon completion of the IPO, the Company will distribute the earned, but undistributed, accumulated S corporation earnings (the S Corporation Distribution) through the date the Company becomes a C corporation. Undistributed S corporation earnings through March 31, 2002 were approximately $13,300,000. The difference between the S Corporation Distribution and historical retained earnings consists primarily of temporary timing differences between book and tax income.

Pro forma balance sheet

The pro forma unaudited balance sheet as of March 31, 2002 reflects the termination of the Company’s S corporation status and the recording of a liability to the stockholders in the amount of the S Corporation Distribution ($13,300,000). Payment of the accrued liability will be satisfied through the use of a portion of the proceeds from the IPO. It also reflects the deferred income tax assets that would have been recorded as of that date. A reduction in stockholders’ equity is reflected as a result of recording the accrued liability for the S Corporation Distribution.

Pro forma statements of income data

The unaudited pro forma results of operations information includes a pro forma income tax provision for the three months ended March 31, 2001 and 2002, assuming an effective tax rate of 37.2% and 37.7%, respectively, comparable to what would have been reported had the Company operated as a C corporation throughout the periods.

Pro forma net income per share

The Company has adopted the provisions of SFAS No. 128, Earnings Per Share, for purposes of presenting pro forma basic and diluted net income per common share. The following table reconciles the historical weighted average shares outstanding (9,288,000) to the pro forma weighted average shares outstanding for March 31, 2002:

Historical weighted average shares outstanding	9,288,000
Number of shares required to pay the S Corporation Distribution (estimated to total $13,300,000 less pro forma net income for the year ended December 31, 2001 and for the quarter ended March 31, 2002 of $5,448,699 and $1,789,676, respectively, at an estimated offering price of $17.00 per share)	356,566

Pro forma weighted average shares outstanding	9,644,566

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

Pro Forma Income Taxes

For the periods presented in the accompanying financial statements, CPSI operated as an S corporation and, therefore, the individual stockholders were liable for federal and state income taxes and not the Company. Cash distributions were regularly made by CPSI in part to help fund the stockholders’ tax liabilities. Accordingly, net income as presented in the accompanying financial statements does not include a provision for federal or state income taxes.

Assuming completion of the proposed initial public offering (see Note 5), CPSI’s S election will terminate, and CPSI will become subject to corporate federal and state income taxes as a C corporation. For informational purposes, the pro forma balance sheet as of March 31, 2002 and the statements of income include pro forma adjustments for income taxes that would have been recorded if CPSI had been a C corporation during the periods presented. Pro forma income taxes were calculated in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Pro forma deferred income taxes were computed using the liability method and reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes as if the Company was a C corporation for all periods presented based on the statutory rates in effect for those periods. Components of the Company’s pro forma deferred tax assets at March 31, 2002 are as follows:

Deferred tax assets
Accounts receivable	$146,687
Sales, income and use taxes accounts receivable	74,229
Sales, income and use taxes interest	213,986
Accrued liabilities	612,644

$1,047,546

Deferred taxes have not been reflected in the accompanying financial statements because CPSI is not responsible for these income taxes until the termination of its S corporation status. Upon such termination, a net deferred income tax benefit will be reflected in the balance sheet with a corresponding credit to the deferred income tax provision. The amount of this net deferred benefit is approximately $1,048,000 at March 31, 2002.

Significant components of the pro forma income taxes provision are as follows:

Current provision:
Federal	$957,447
State	159,255
Deferred provision:
Federal	(30,910)
State	(3,638)

Total pro forma income tax provision	$1,082,154

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

The differences between pro forma income taxes at the U.S. federal statutory income tax rate of 34% and those reported in the statements of income are as follows:

Income tax at U.S. federal statutory rate	$976,434
State income tax, net of federal tax benefit	102,708
Non-deductible expenses	3,013

$1,082,154

Undistributed Earnings of Stockholders

The Company intends to distribute to its current stockholders substantially all of its undistributed S corporation earnings for tax purposes through the date of termination of S corporation status. As of March 31, 2002, the amount of these undistributed S corporation earnings was approximately $13,300,000. The actual amount of the final S corporation distributions will include the undistributed earnings of the Company through the date of termination of S corporation status, which is anticipated to occur immediately prior to completion of the initial public offering (see Note 5). To the extent that undistributed earnings exceed the final S corporation distribution, the excess amount will be reflected as additional paid-in capital at the date of revocation of S corporation status.

4.    COMMITMENT

The Company is a party to agreements with AmSouth Bank under which it has agreed, upon the occurrence of certain events, to purchase the promissory notes of certain officers of the Company to AmSouth totaling $6,897,633 as of March 31, 2002. Shares of common stock of the Company are pledged by the officers as security for the promissory notes. The agreements contain covenants requiring the Company to maintain minimum equity balances, not to incur additional liabilities outside those customary in its normal operations and to satisfy financial ratios on an annual basis as defined in the agreements.

5.    PUBLIC OFFERING

On January 16, 2002, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to register 3,000,000 shares of its common stock in connection with a proposed Initial Public Offering (the offering).

The board of directors has approved the 2002 Stock Option Plan under which the Company has authorized the issuance of equity based awards for up to 1,165,333 shares of common stock. This plan will become effective upon the consummation of the offering.

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

6.    SUBSEQUENT EVENTS

Effective immediately prior to the completion of the offering, the Company will reincorporate in Delaware. As a Delaware corporation, the Company will have 30,000,000 shares of authorized common stock and the par value per share will be $0.001.

Prior to the completion of the offering, the Company will declare a 430 for 1 stock split. All common share and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this stock split.

Effective upon the completion of the offering, the Company’s agreement to purchase the promissory notes of its executive officers upon certain events of default (see Note 4) will be terminated.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Computer Programs and Systems, Inc.

We have audited the accompanying balance sheet of Computer Programs and Systems, Inc. as of December 31, 2001, and the related statements of income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Programs and Systems, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.
Ern	st & Young LLP

Birmingham, Alabama
February 15, 2002,
except for Note 12, as to which the date is
                 , 2002

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 12 to the financial statements.

Birmingham, Alabama
April 30, 2002

REPORT OF WILKINS MILLER, P.C., INDEPENDENT AUDITORS

The Board of Directors
Computer Programs and Systems, Inc.

We have audited the accompanying balance sheet of Computer Programs and Systems, Inc. as of December 31, 2000, and the related statements of income, stockholders’ equity and cash flows for the years ended December 31, 1999 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Programs and Systems, Inc. at December 31, 2000, and the results of its operations and its cash flows for the years ended December 31, 1999 and 2000, in conformity with accounting principles generally accepted in the United States.

Wi	lkins Miller, P.C.

Mobile, Alabama
February 16, 2001,
except for Note 12, as to which the date is
                 , 2002

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 12 to the financial statements.

/s/	Wilkins Miller, P.C.

Mobile, Alabama
April 30, 2002

COMPUTER PROGRAMS AND SYSTEMS, INC.

BALANCE SHEETS

	December 31
	2000	2001

Assets
Current assets:
Cash and cash equivalents	$1,033,148	$2,018,643
Accounts receivable, net of allowance for doubtful accounts of $479,000 and $532,000 for 2000 and 2001, respectively	7,752,356	8,107,467
Financing receivables, current portion	259,293	769,423
Inventories	1,130,192	1,126,353
Prepaid expenses	292,917	196,276

Total current assets	10,467,906	12,218,162

Property and equipment:
Land	936,026	936,026
Maintenance equipment	2,108,543	2,114,224
Computer equipment	2,469,743	2,906,476
Office furniture and equipment	604,080	793,576
Automobiles	52,811	89,934

	6,171,203	6,840,236
Less accumulated depreciation	(2,504,081)	(2,805,709)

Net property and equipment	3,667,122	4,034,527
Financing receivables	379,740	998,797

Total assets	$14,514,768	$17,251,486

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of note payable	$80,432	$86,185
Accounts payable	1,240,398	1,033,349
Deferred revenue	1,414,204	1,601,130
Sales, income and use taxes payable	1,393,604	1,879,939
Accrued vacation	1,002,243	1,075,450
Health insurance reserves	179,600	288,153
Accrued retirement benefits	333,473	375,412
Other accrued liabilities	165,608	211,774

Total current liabilities	5,809,562	6,551,392
Note payable	749,024	663,712
Stockholders’ equity:
Common stock, par value $0.001 per share; 30,000,000 shares authorized, 9,288,000 shares issued and outstanding	9,288	9,288
Additional paid-in capital	109,811	109,811
Retained earnings	7,837,083	9,917,283

Total stockholders’ equity	7,956,182	10,036,382

Total liabilities and stockholders’ equity	$14,514,768	$17,251,486

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

STATEMENTS OF INCOME

	Year ended December 31
	1999	2000	2001
Sales revenues:
System sales	$32,537,928	$25,736,339	$30,350,201
Support and maintenance	17,088,245	21,123,386	25,822,575
Outsourcing	903,467	2,362,172	3,493,629

Total sales revenues	50,529,640	49,221,897	59,666,405

Costs of sales:
Systems and services	29,253,768	29,979,117	34,133,115
Outsourcing	641,643	1,507,717	2,108,672

Total costs of sales	29,895,411	31,486,834	36,241,787

Gross profit	20,634,229	17,735,063	23,424,618

Operating expenses:
Sales and marketing	4,649,805	4,477,144	5,104,906
General and administrative	7,243,851	8,602,745	9,843,543

Total operating expenses	11,893,656	13,079,889	14,948,449

Operating income	8,740,573	4,655,174	8,476,169

Other income (expense):
Interest income	82,082	91,315	125,881
Miscellaneous income	146,003	214,360	153,892
Interest expense	(31,959)	(69,313)	(75,742)

Total other income	196,126	236,362	204,031

Net income	$8,936,699	$4,891,536	$8,680,200

Net income per share—basic and diluted	$0.96	$0.53	$0.93

Weighted average shares outstanding—basic and diluted	9,288,000	9,288,000	9,288,000

Unaudited pro forma income data:
Net income as reported	$8,936,699	$4,891,536	$8,680,200
Pro forma income taxes	3,323,719	1,826,436	3,231,501

Pro forma net income	$5,612,980	$3,065,100	$5,448,699

Pro forma net income per share—basic and diluted (based on 9,288,000 weighted average shares)	$0.60	$0.33	$0.59

Pro forma net income per share—basic and diluted (based on 9,685,135 weighted average shares and reflecting the S corporation distribution—see Note 3)			$0.56

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance at December 31, 1998	9,288,000	$9,288	$109,811	$6,119,708	$6,238,807
Net income	—	—	—	8,936,699	8,936,699
Dividends	—	—	—	(6,110,860)	(6,110,860)

Balance at December 31, 1999	9,288,000	9,288	109,811	8,945,547	9,064,646
Net income	—	—	—	4,891,536	4,891,536
Dividends	—	—	—	(6,000,000)	(6,000,000)

Balance at December 31, 2000	9,288,000	9,288	109,811	7,837,083	7,956,182
Net income	—	—	—	8,680,200	8,680,200
Dividends	—	—	—	(6,600,000)	(6,600,000)

Balance at December 31, 2001	9,288,000	$9,288	$109,811	$9,917,283	$10,036,382

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31
	1999	2000	2001
Operating activities
Net income	$8,936,699	$4,891,536	$8,680,200
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	598,841	771,250	954,543
Loss on disposal of equipment	5,969	—	—
Provision for bad debt	249,329	203,896	225,236
Changes in operating assets and liabilities:
Accounts receivable	(3,279,456)	852,602	(580,347)
Inventories	(157,626)	(11,612)	3,839
Prepaid expenses	(33,184)	(87,438)	96,641
Financing receivables	24,290	(431,447)	(1,129,187)
Accounts payable	635,823	(39,942)	(207,049)
Deferred revenue	(486,909)	533,619	186,926
Taxes payable	559,203	589,521	486,335
Accrued vacation	339,060	165,218	73,207
Other liabilities	312,267	128,815	196,658

Net cash provided by operating activities	7,704,306	7,566,018	8,987,002
Investing activities
Purchases of property and equipment	(2,286,275)	(1,440,539)	(1,321,948)
Proceeds from sale of property and equipment	—	56,250	—

Net cash used in investing activities	(2,286,275)	(1,384,289)	(1,321,948)
Financing activities
Borrowing on note payable	984,674	—	—
Repayments of note payable	(27,066)	(128,152)	(79,559)
Dividends paid	(6,110,860)	(6,000,000)	(6,600,000)

Net cash used in financing activities	(5,153,252)	(6,128,152)	(6,679,559)

Increase in cash and cash equivalents	264,779	53,577	985,495

Cash and cash equivalents at beginning of year	714,792	979,571	1,033,148

Cash and cash equivalents at end of year	$979,571	$1,033,148	$2,018,643

Supplemental disclosures of cash flow information
Cash paid for interest	$31,959	$69,313	$75,742

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1.    NATURE OF OPERATIONS

Computer Programs and Systems, Inc. (CPSI or the Company) is a healthcare information technology solutions provider which was formed and commenced operations in 1979. The Company provides, on an integrated basis, enterprise-wide clinical management, access management, patient financial management, health information management, strategic decision support, resource planning management and enterprise application integration solutions to healthcare organizations throughout the United States. Additionally, CPSI provides other information technology solutions including outsourcing, remote hosting, networking technologies and other related services.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid financial instruments, primarily cash and money market funds, purchased with an original maturity of three months or less.

Inventories

Inventories are stated at cost using the average cost method. The Company’s inventories are composed of computer equipment, forms and supplies.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Additions and improvements to property and equipment that materially increase productive capacity or extend the life of an asset are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Upon retirement or other disposition of such assets, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in the results of operations.

Depreciation expense is computed using the straight-line method over the asset’s useful life, generally 5 years. The Company reviews for the possible impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Deferred Revenue

Deferred revenue represents amounts received from customers under licensing agreements and implementation fees for which the revenue earnings process has not been completed.

Revenue Recognition

System sales revenues are derived from the sale of information systems (including software, conversion and installation services, hardware, peripherals, forms and office supplies) to new customers and from the sale of new or additional products to existing customers. The Company recognizes revenue from the sales of products and services as products are delivered to the customer and as services are provided. The Company does not record revenue upon execution of a sales contract. Each customer initially remits a non-refundable 10% deposit that is recorded as deferred revenue. The customer then pays 40% of the purchase price when the Company commences training on-site at the customer’s facility. When the system becomes operational, the Company bills the remaining 50% of the system purchase price and recognizes revenue for the total amount of the purchase price. Revenues derived from installation of additional software applications are generally recognized upon installation. Revenues from the sale of hardware are recognized upon the shipment of the product to the customer.

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

The Company also derives revenues from the provision of support and maintenance services, including software application support, hardware maintenance, continuing education and related services. Support services are provided pursuant to a General Support Agreement under which the Company provides comprehensive system support and related services in exchange for a monthly fee based on the services provided. These contracts range in duration from 1 to 7 years, with an average duration of 5 years, and renew automatically unless terminated by the customer. Revenues from support services are recognized in the month when these services are performed.

As part of system sales, the Company also provides products to some customers as an application service provider (ASP) for a monthly fee. In addition, the Company offers Internet services (ISP) to customers for a monthly fee. Revenues from ASP and ISP services are recognized in the month when these services are provided.

The Company has the same employee groups providing both system installations and support and maintenance services. Therefore, the Company currently aggregates the costs for system installations and support and maintenance services.

Outsourcing services are sold pursuant to one year customer agreements, with automatic one year renewals. Revenues from outsourcing services are recognized when services are performed.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs totaled approximately $874,000, $1,025,000, and $1,056,000 for the years ended December 31, 1999, 2000, and 2001, respectively.

Software Development Costs

According to Statement of Financial Accounting Standards No. 86 (SFAS No. 86), Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, all costs incurred to establish the technological feasibility of a computer software product to be sold, leased or otherwise marketed are research and development costs and are charged to expense when incurred. Costs incurred subsequent to establishing technological feasibility are capitalized. Capitalization of computer software costs ceases when the product is available for general release to customers. The Company has determined that costs to be capitalized based on SFAS No. 86 are not material.

Income Taxes

The Company, with the consent of its stockholders, has elected to be treated as an S corporation under the Internal Revenue Code. In lieu of corporate federal and state income taxes, the stockholders of an S corporation are taxed individually on their share of the Company’s taxable income. For the purpose of these financial statements, pro forma income taxes were provided as if the Company was a C corporation (to which it will convert concurrent with the initial public offering) for the entire period of these financial statements (see Note 3).

Advertising

Advertising costs are expensed as incurred. Advertising expense was approximately $189,000, $460,000 and $377,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Earnings Per Share

Basic earnings per share is based on the weighted effect of all shares of common stock issued and outstanding and is calculated by dividing net income by the weighted average shares outstanding during the period. For all of the years presented in these financial statements, there were no potentially dilutive shares of common stock and, therefore, basic earnings per share and diluted earnings per share are the same.

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, to improve the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method, the purchase method. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. The adoption of this standard is not expected to have any effect on the Company’s financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS No. 142 is effective starting with fiscal years beginning after December 15, 2001. The adoption of this standard is not expected to have any effect on the Company’s financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this standard is not expected to have any effect on the Company’s financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The adoption of this standard is not expected to have any effect on the Company’s financial position, results of operations or cash flows.

3.    PRO FORMA INFORMATION (UNAUDITED)

The Company intends to file a registration statement on Form S-1 for an initial public offering (IPO) with the Securities and Exchange Commission (see Note 12). Prior to completion of the IPO, the Company’s S corporation status will terminate and it will become subject to federal and state income taxes applicable to a C corporation. Additionally, upon completion of the IPO, the Company will distribute the earned, but undistributed, accumulated S corporation earnings (the S Corporation Distribution) through the date the Company becomes a C corporation. Undistributed S corporation earnings through December 31, 2001 were approximately $12,200,000. The difference between the S Corporation Distribution and historical retained earnings consists primarily of temporary timing differences between book and tax income.

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Pro forma statements of income data

The unaudited pro forma results of operations information includes a pro forma income tax provision for each of the three years ended December 31, 1999, 2000 and 2001, assuming effective tax rates of 37.2%, 37.3% and 37.2%, respectively, comparable to what would have been reported had the Company operated as a C corporation.

Pro forma net income per share

The Company has adopted the provisions of SFAS No. 128, Earnings Per Share, for purposes of presenting pro forma basic and diluted net income per common share. The following table reconciles the historical weighted average shares outstanding (9,288,000) to the pro forma weighted average shares outstanding for 2001:

Historical weighted average shares outstanding	9,288,000

Number of shares required to pay the S Corporation Distribution (estimated to total $12,200,000, less 2001 net income of $5,448,699, at an estimated offering price of $17.00 per share)	397,135

Pro forma weighted average shares outstanding	9,685,135

Pro forma income taxes

For the periods presented in the accompanying financial statements, CPSI operated as an S corporation and, therefore, the individual stockholders were liable for federal and state income taxes and not the Company. Cash distributions were regularly made by CPSI in part to help fund the stockholders’ tax liabilities. Accordingly, net income as presented in the accompanying financial statements does not include a provision for federal or state income taxes.

Assuming completion of the proposed initial public offering (see Note 12), CPSI will revoke the S corporation status with the stockholders’ consent and will become subject to corporate federal and state income taxes as a C corporation. For informational purposes, the pro forma balance sheet as of December 31, 2001 and the statements of operations include pro forma adjustments for income taxes that would have been recorded if CPSI had been a C corporation during the periods presented. Pro forma income taxes were calculated in accordance with SFAS No. 109, Accounting for Income Taxes.

Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Pro forma deferred income taxes were computed using the liability method and reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes as if the Company was a C corporation for all periods presented based on the statutory rates in effect for those periods. Components of the Company’s pro forma deferred tax assets and liabilities are as follows:

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

	December 31
	1999	2000	2001
Deferred tax assets:
Accounts receivable	$127,877	$127,877	$127,877
Sales, income and use taxes accounts receivable	28,890	54,043	74,229
Sales, income and use taxes interest	112,953	169,281	213,986
Accrued liabilities	460,391	499,133	596,907

Total deferred tax assets	730,111	850,334	1,012,999
Deferred tax liabilities:
Revenue recognition	(80,478)	—	—

Total deferred tax liabilities	(80,478)	—	—

Net deferred tax asset	$649,633	$850,334	$1,012,999

Deferred taxes have not been reflected in the accompanying financial statements because CPSI is not responsible for these income taxes until the revocation of the S corporation status. Upon such revocation, a net deferred income tax benefit, which would have been approximately $1,013,000 as of December 31, 2001, will be reflected in the balance sheet with a corresponding credit to the deferred income tax provision. The actual amount to be recorded will be based on temporary differences existing on the date of the change in tax status and will vary from the pro forma amount determined as of December 31, 2001.

Significant components of the pro forma income taxes provision are as follows:

	December 31
	1999	2000	2001
Current provision:
Federal	$3,150,760	$1,773,440	$2,969,385
State	450,728	253,697	424,781
Deferred provision:
Federal	(248,530)	(179,575)	(145,542)
State	(29,239)	(21,126)	(17,123)

Total income tax provision	$3,323,719	$1,826,436	$3,231,501

The differences between pro forma income taxes at the U.S. federal statutory income tax rate of 34% and those reported in the statements of income are as follows:

	December 31
	1999	2000	2001
Income tax at U.S. federal statutory rate	$3,038,478	$1,663,122	$2,951,268
State income tax, net of federal tax effect	278,183	153,497	269,054
Non-deductible expenses	7,058	9,817	11,179

	$3,323,719	$1,826,436	$3,231,501

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Undistributed Earnings of Stockholders

The Company intends to distribute to its current stockholders substantially all of its undistributed S corporation earnings for tax purposes through the date of revocation of S corporation status. As of December 31, 2001, the amount of these undistributed S corporation earnings was approximately $12,200,000. The actual amount of the final S corporation distributions will include the undistributed earnings of the Company through the date of revocation of S corporation status, which is anticipated to occur immediately prior to completion of the initial public offering (see Note 12). To the extent that undistributed earnings exceed the final S corporation distribution, the excess amount will be reflected as additional paid-in capital at the date of revocation of S corporation status.

4.    CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with credit-worthy, high-quality financial institutions.

The Company’s customer base is concentrated in the healthcare industry. Customers are located throughout the United States. The Company requires no collateral or other security to support customer receivables. An allowance for doubtful accounts has been established for potential credit losses.

5.    FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, at December 31, 2001 the fair values of the note payable and financing receivables approximate book value.

6.    FINANCING RECEIVABLES

The Company leases its information and patient care systems to certain healthcare providers under sales-type leases expiring in various years through 2006. These receivables typically have terms from 2 to 5 years, bear interest at 10% and are usually collateralized by a security interest in the underlying assets. The components of these lease receivables were as follows as of December 31:

	2000	2001
Total minimum lease payments receivable	$589,543	$1,649,416
Less unearned income	(104,344)	(300,099)

Lease receivables	485,199	1,349,317
Less current portion	(105,459)	(350,520)

Amounts due after one year	$379,740	$998,797

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Future minimum lease payments to be received as of December 31, 2001 are as follows:

2002	$469,976
2003	430,058
2004	351,402
2005	247,130
2006	150,850

Total minimum lease payments to be received	1,649,416
Less unearned income	(300,099)

Net leases receivable	$1,349,317

The Company has also sold information and patient care systems to certain healthcare providers under extended payment terms. These receivables, included in current portion of financing receivables, typically have terms from 3 to 12 months and are collateralized by a security interest in the underlying assets. Total amounts receivable under these arrangements at December 31, 2000 and 2001 were $153,834 and $418,903, respectively.

7.   NOTES PAYABLE

In July 1999, the Company entered into a note agreement with a bank for $984,674. The note is payable in monthly installments of $11,805 including interest at 7.72% until the maturity date of July 29, 2009. The note is collateralized by certain real estate of the Company with a net book value of $936,026 at December 31, 2001.

8.   COMMON STOCK

The Company’s common stock at December 31, 2001 and 2000 consists of 4,644,000 shares of voting and 4,644,000 shares of non-voting common stock. In conjunction with the Company’s reincorporation in Delaware (see Note 12), all of the Company’s stock will become voting stock.

In accordance with a stock restriction agreement dated September 1, 1998, the stockholders of the Company cannot sell their stock without first offering to sell the stock back to the Company, and secondly, offering to sell the stock to the other stockholders. This stock restriction agreement will be terminated at or prior to the completion of the offering.

Dividends

Dividends totaling $6,110,860 ($0.66 per share), $6,000,000 ($0.65 per share) and $6,600,000 ($0.71 per share) were paid to the Company’s stockholders in 1999, 2000 and 2001, respectively.

9.   BENEFIT PLANS

In January 1994, the Company adopted the Computer Programs and Systems Inc. 401(k) Retirement Plan that covers all eligible employees of the Company who have completed one year of service. The plan allows eligible employees to contribute up to 15% of their pre-tax earnings up to the statutory limit prescribed by the Internal Revenue Service. The Company matches the first $1,000 contribution per participant plus a discretionary amount determined by the Company. The Company contributed approximately $370,000, $650,000 and $739,000 to the Plan for the years ended December 31, 1999, 2000 and 2001, respectively.

The Company provides certain health and medical benefits to eligible employees, their spouses and dependents pursuant to a benefit plan funded by the Company. Each participating employee contributes to the Company’s costs associated with such benefit plan. The Company’s obligation to fund this benefit plan and pay for these benefits is limited through the Company’s purchase of an insurance policy from a third-party insurer. The amount established as a reserve is intended to recognize the Company’s estimated obligations with respect to its payment of claims, and claims incurred but not yet reported, under the benefit plan. Management believes that

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

the recorded liability for medical self-insurance at December 31, 2001 is adequate to cover the losses and claims incurred, but these reserves are necessarily based on estimates and the amount ultimately paid may be more or less than such estimates.

10.   OPERATING LEASES

Related Party

The Company leases certain real property, all of which is owned by entities that are owned by one or more stockholders of the Company. The lease agreements have terms of ten years and expire on or before April 2011. For the second five years of the leases, the rental may be adjusted with consent of the landlord and the Company. If mutual consent cannot be obtained, the rental for the second five years will remain the same as the first five years. For the years ended December 31, 1999, 2000 and 2001, total rent expense paid to the related party was approximately $806,000, $890,000 and $958,000, respectively.

Other

The Company leases certain equipment under a noncancelable operating lease which expires in July 2002. For each of the years ended December 31, 1999, 2000 and 2001, rent expense totaled approximately $41,000.

The future minimum lease payments, including related party and other, under operating leases subsequent to December 31, 2001 are as follows:

2002	$1,008,876
2003	988,200
2004	988,200
2005	988,200
2006	988,200
Thereafter	3,587,850

$8,549,526

11.   COMMITMENTS

The Company has entered into an agreement with a supplier obligating the Company to purchase certain forms and supplies. The forms and supplies were manufactured to the Company’s specifications and must be purchased within one year of manufacture. The outstanding purchase commitment at December 31, 2001 was approximately $143,000.

The Company is a party to agreements with AmSouth Bank under which it has agreed, upon the occurrence of certain events, to purchase the promissory notes of certain officers of the Company to AmSouth totaling $6,947,000 as of December 31, 2001. Shares of common stock of the Company are pledged by the officers as security for the promissory notes. The agreements contain covenants requiring the Company to maintain minimum equity balances, not to incur additional liabilities outside those customary in its normal operations and to satisfy financial ratios on an annual basis as defined in the agreements.

12.   SUBSEQUENT EVENTS (UNAUDITED)

On January 16, 2002, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to register 3,000,000 shares of its common stock in connection with a proposed Initial Public Offering (the offering).

The board of directors has approved the 2002 Stock Option Plan under which the Company has authorized the issuance of equity based awards for up to 1,165,333 shares of common stock. This plan will become effective upon the consummation of the offering.

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Effective immediately prior to the completion of the offering, the Company will reincorporate in Delaware. As a Delaware corporation, the Company will have 30,000,000 shares of authorized common stock and the par value per share will be $0.001.

Prior to the completion of the offering, the Company will declare a 430 for 1 stock split. All common share and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this stock split.

            , 2002

3,000,000 Shares

Computer Programs and Systems, Inc.

Common Stock

PROSPECTUS

Morgan Keegan & Company, Inc.

Raymond James

Until                     , 2002, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item	13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than the underwriting discount, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

SEC registration fee	$5,714
Nasdaq National Market listing fee	100,000
NASD filing fee	6,710
Printing and engraving expenses	175,000
Legal fees and expenses	350,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees	1,500
Miscellaneous	75,000

Total	$1,113,924

We intend to pay all expenses of registration, issuance and distribution.

Item	14. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth in subsection (a) of Section 145, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

Section 145 further provides that to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, he is entitled to indemnification against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Section 145 also states that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 are not exclusive of any other rights to which those seeking indemnification may be entitled, and the section empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

As permitted by the DGCL, our Certificate of Incorporation and/or our Bylaws, which will become effective upon our reincorporation in Delaware, provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain very limited exceptions; (2) we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors; (3) we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain very limited exceptions; and (4) the rights conferred in our Certificate of Incorporation and Bylaws are not exclusive.

Prior to the closing of this offering, we intend to enter into indemnity agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our Certificate of Incorporation and our Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

As permitted by the DGCL, our Certificate of Incorporation, which will become effective upon our reincorporation in Delaware, includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; (3) under Section 174 of the DGCL regarding unlawful dividends, stock purchases and redemptions; or (4) for any transaction from which the director derived an improper personal benefit.

With approval by the board of directors, we expect to obtain directors’ and officers’ liability insurance. Reference is made to the underwriting agreement contained in Exhibit 1.1 hereto, which contains provisions indemnifying our officers and directors against certain liabilities.

Item	15. Recent Sales of Unregistered Securities.

We have not issued or sold any securities within the past three years.

Item	16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement
2.1	Form of Agreement and Plan of Merger to effect the reincorporation of Computer Programs and Systems, Inc., an Alabama corporation (“CPSI-Alabama”), to Delaware
3.1**	Certificate of Incorporation of CPSI-Alabama
3.2**	Articles of Amendment to the Articles of Incorporation of CPSI-Alabama
3.3**	Articles of Amendment to the Certificate of Incorporation of CPSI-Alabama
3.4**	Certificate of Incorporation of the registrant
3.5**	Bylaws of CPSI-Alabama
3.6	Bylaws of the registrant
3.7*	Articles of Amendment to the Articles of Incorporation of CPSI-Alabama
5.1	Opinion of Maynard Cooper & Gale, P.C., counsel to the registrant

Exhibit Number	Description of Document
10.1	Real Property Lease, dated April 1, 2002, between CPSI-Alabama and CP Investments, Inc.
10.2	Real Property Lease dated April 1, 2002, between CPSI-Alabama and DJK, LLC
10.3	2002 Stock Option Plan
10.4	Form of Non-Qualified Stock Option Agreement for executive officers
10.5	Agreement, dated July 1, 1999, between CPSI-Alabama, AmSouth Bank and certain shareholders and officers of CPSI-Alabama
10.6	Agreement, dated May 18, 2001, between CPSI-Alabama, AmSouth Bank and certain shareholders and officers of CPSI-Alabama
16.1	Predecessor auditor letter to the Securities and Exchange Commission
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Wilkins Miller, P.C., Independent Auditors
23.3	Consent of Maynard, Cooper & Gale, P.C. (to be included in Exhibit 5.1 to this registration statement)
24.1**	Powers of Attorney
* To be filed by amendment.
** Previously filed.

(b) Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Item	17. Undertakings.

The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mobile, State of Alabama, on the 30th day of April, 2002.

CO	MPUTER PROGRAMS AND SYSTEMS, INC.

/s/ DAVID A. DYE
By	:
Da	vid A. Dye
Pre	sident and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN MORRISSEY* John Morrissey	Chairman of the Board and Director	April 30, 2002

/s/ DAVID A. DYE David A. Dye	President, Chief Executive Officer and Director	April 30, 2002

/s/ J. BOYD DOUGLAS J. Boyd Douglas	Executive Vice President, Chief Operating Officer and Director	April 30, 2002

/s/ M. STEPHEN WALKER M. Stephen Walker	Vice President—Finance and Chief Financial Officer	April 30, 2002

/s/ DARRELL G. WEST Darrell G. West	Controller (principal accounting officer)	April 30, 2002

/s/ DENNIS P. WILKINS* Dennis P. Wilkins	Director	April 30, 2002

/s/ M. KENNY MUSCAT* M. Kenny Muscat	Director	April 30, 2002

/s/ ERNEST F. LADD, III* Ernest F. Ladd, III	Director	April 30, 2002

/s/ W. AUSTIN MULHERIN, III* W. Austin Mulherin, III	Director	April 30, 2002

/s/ WILLIAM R. SEIFERT, II* William R. Seifert, II	Director	April 30, 2002

*By:	/S/ DAVID A. DYE
David A. Dye (Attorney-in-fact)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Computer Programs and Systems, Inc.

We have audited the financial statements of Computer Programs and Systems, Inc. as of December 31, 2001, and for the year then ended, and have issued our report thereon dated February 15, 2002, except for Note 12, as to which the date is                      2002 (included elsewhere in the registration statement). Our audit also included information for 2001 in the financial statement schedule listed in Item 16(b) of this registration statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

In our opinion, the information for 2001 in the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ER	NST & YOUNG LLP

Birmingham, Alabama
February 15, 2002

The foregoing report is in the form that will be signed upon completion of the restatement of capital accounts described in Note 12 to the financial statements.

/s/	ERNST & YOUNG LLP

Birmingham, Alabama
April 30, 2002

REPORT OF WILKINS MILLER, P.C., INDEPENDENT AUDITORS

The Board of Directors
Computer Programs and Systems, Inc.

We have audited the financial statements of Computer Programs and Systems, Inc. as of December 31, 2000, and for each of the two years in the period ended December 31, 2000, and have issued our report thereon dated February 16, 2001, except for Note 12, as to which the date is                     , 2002 (included elsewhere in the registration statement). Our audit also included information for 1999 and 2000 in the financial statement schedule listed in Item 16(b) of this registration statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the information for 1999 and 2000 included in the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

WI	LKINS MILLER, P.C.

Mobile, Alabama
February 16, 2001

The foregoing report is in the form that will be signed upon completion of the restatement of capital accounts described in Note 12 to the financial statements.

/s/	WILKINS MILLER, P.C.

Mobile, Alabama
April 30, 2002

SCHEDULE  II
COMPUTER  PROGRAMS  AND  SYSTEMS,  INC.
VALUATION  AND  QUALIFYING  ACCOUNTS  AND  RESERVES

Description		Balance at beginning of period	(1) Additions charged to cost and expenses	(2) Deductions	Balance at end of period
Allowance for doubtful accounts deducted from accounts receivable in the balance sheets	1999	$163,000	$250,000	$—	$413,000
	2000	413,000	204,000	138,000	479,000
	2001	479,000	225,000	172,000	532,000

(1)	Adjustments to allowance for change in estimates.
(2)	Uncollectible accounts written off, net of recoveries.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement

2.1	Form of Agreement and Plan of Merger to effect the reincorporation of Computer Programs and Systems, Inc., an Alabama corporation (“CPSI-Alabama”), to Delaware

3.1**	Certificate of Incorporation of CPSI-Alabama

3.2**	Articles of Amendment to the Articles of Incorporation of CPSI-Alabama

3.3**	Articles of Amendment to the Certificate of Incorporation of CPSI-Alabama

3.4**	Certificate of Incorporation of the registrant

3.5**	Bylaws of CPSI-Alabama

3.6	Bylaws of the registrant

3.7*	Articles of Amendment to the Articles of Incorporation of CPSI-Alabama

5.1	Opinion of Maynard Cooper & Gale, P.C., counsel to the registrant

10.1	Real Property Lease, dated April 1, 2002, between CPSI-Alabama and CP Investments, Inc.

10.2	Real Property Lease dated April 1, 2002, between CPSI-Alabama and DJK, LLC

10.3	2002 Stock Option Plan

10.4	Form of Non-Qualified Stock Option Agreement for executive officers

10.5	Agreement, dated July 1, 1999, between CPSI-Alabama, AmSouth Bank and certain shareholders and officers of CPSI-Alabama

10.6	Agreement, dated May 18, 2001, between CPSI-Alabama, AmSouth Bank and certain shareholders and officers of CPSI-Alabama

16.1	Predecessor auditor letter to the Securities and Exchange Commission

23.1	Consent of Ernst & Young LLP, Independent Auditors

23.2	Consent of Wilkins Miller, P.C., Independent Auditors

23.3	Consent of Maynard, Cooper & Gale, P.C. (to be included in Exhibit 5.1 to this registration statement)

24.1**	Powers of Attorney

*	To be filed by amendment.
** Previously filed.